Exhibit 99.1

TELESAT CORPORATION

Quarterly Report

For the Three Month and Six Month Periods Ended June 30, 2025

PART I. FINANCIAL INFORMATION

i

PART I. FINANCIAL INFORMATION

Item 1.       Financial Statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Income (Loss)
For the periods ended June 30,

(in thousands of Canadian dollars, except per share amounts)	Notes	Three months		Six months
		2025	2024	2025	2024
Revenue	4	$106,106	$152,433	$222,855	$304,608
Operating expenses	5	(50,556)	(56,283)	(103,598)	(103,395)
Depreciation		(25,914)	(31,644)	(51,823)	(68,039)
Amortization		(11,639)	(2,808)	(22,538)	(5,631)
Other operating gains (losses), net	6	(131)	(33)	3,819	(18)
Operating income		17,866	61,665	48,715	127,525
Interest expense	7	(53,631)	(61,942)	(110,295)	(126,372)
Gain on repurchase of debt	12	6,896	172,322	6,896	172,322
Interest and other income		6,834	20,237	13,042	41,365
Gain (loss) on change in fair value of financial instruments		(13,248)	—	(46,660)	—
Gain (loss) on foreign exchange		114,610	(34,477)	117,090	(102,890)
Income (loss) before income taxes		79,327	157,805	28,788	111,950
Tax (expense) recovery	8	(3,798)	(28,546)	(4,716)	(35,028)
Net income (loss)		$75,529	$129,259	$24,072	$76,922

Net income (loss) attributable to:
Telesat Corporation shareholders		$20,996	$35,452	$5,458	$20,690
Non-controlling interest		54,533	93,807	18,614	56,232
		$75,529	$129,259	$24,072	$76,922

Net income (loss) per common share attributable to Telesat Corporation shareholders
Basic		$1.43	$2.55	$0.38	$1.50
Diluted		$1.38	$2.45	$0.36	$1.45

Total Weighted Average Telesat Corporation Shares Outstanding
Basic	16	14,684,485	13,910,463	14,503,290	13,808,505
Diluted	16	16,562,440	15,856,505	16,328,156	15,654,401

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income (Loss)
For the periods ended June 30,

(in thousands of Canadian dollars)	Three months		Six months
	2025	2024	2025	2024
Net income (loss)	$75,529	$129,259	$24,072	$76,922
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(241,044)	45,326	(239,292)	141,081
Total other comprehensive income (loss)	(241,044)	45,326	(239,292)	141,081
Total comprehensive income (loss)	$(165,515)	$174,585	$(215,220)	$218,003

Total comprehensive income (loss) attributable to:
Telesat Corporation shareholders	$(47,467)	$47,882	$(62,705)	$59,136
Non-controlling interest	(118,048)	126,703	(152,515)	158,867
	$(165,515)	$174,585	$(215,220)	$218,003

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ Equity

(in thousands of Canadian dollars)	Telesat Corporation shares	Accumulated earnings	Equity- settled employee benefits reserve	Foreign currency translation reserve	Total reserves	Total Telesat Corporation shareholders’ equity	Non- controlling Interest	Total shareholders’ equity
Balance as at January 1, 2024	$51,252	$534,058	$67,807	$8,801	$76,608	$661,918	$1,737,065	$2,398,983
Net income (loss)	—	20,690	—	—	—	20,690	56,232	76,922
Issuance of share capital on settlement of restricted share units, deferred share units, and performance share units	5,096	12,666	(1,071)	855	(216)	17,546	(22,460)	(4,914)
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	38,446	38,446	38,446	102,635	141,081
Share-based compensation	—	—	3,017	—	3,017	3,017	7,948	10,965
Balance as at June 30, 2024	$56,348	$567,414	$69,753	$48,102	$117,855	$741,617	$1,881,420	$2,623,037

Balance as at July 1, 2024	$56,348	$567,414	$69,753	$48,102	$117,855	$741,617	$1,881,420	$2,623,037
Net income (loss)	—	(108,410)	—	—	—	(108,410)	(270,978)	(379,388)
Issuance of share capital on settlement of restricted share units, performance share units, and the exercise of stock options	2,734	3,375	(516)	812	296	6,405	(8,193)	(1,788)
Other comprehensive income (loss), net of tax (expense) recovery of $(4,844)	—	4,954	—	63,996	63,996	68,950	179,773	248,723
Share-based compensation	—	—	1,718	—	1,718	1,718	4,403	6,121
Balance as at December 31, 2024	$59,082	$467,333	$70,955	$112,910	$183,865	$710,280	$1,786,425	$2,496,705

Balance as at January 1, 2025	$59,082	$467,333	$70,955	$112,910	$183,865	$710,280	$1,786,425	$2,496,705
Net income (loss)	—	5,458	—	—	—	5,458	18,614	24,072
Issuance of share capital on settlement of restricted share units, performance share units, and the exercise of stock options	8,654	5,796	(1,098)	2,094	996	15,446	(23,326)	(7,880)
Exchange of Limited Partnership units for Public Shares	690	8,755	1,130	1,073	2,203	11,648	(11,648)	—
Other comprehensive income (loss), net of tax (expense) recovery of $Nil	—	—	—	(68,163)	(68,163)	(68,163)	(171,129)	(239,292)
Share-based compensation	—	—	1,596	—	1,596	1,596	3,996	5,592
Balance as at June 30, 2025	$68,426	$487,342	$72,583	$47,914	$120,497	$676,265	$1,602,932	$2,279,197

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Balance Sheets

(in thousands of Canadian dollars)	Notes	June 30, 2025	December 31, 2024
Assets
Cash and cash equivalents		$547,386	$552,064
Trade and other receivables		50,854	158,930
Other current financial assets		411	565
Current income tax recoverable		20,516	29,253
Prepaid expenses and other current assets		253,184	280,460
Total current assets		872,351	1,021,272
Satellites, property and other equipment	4, 9	2,485,903	2,277,143
Deferred tax assets		3,351	3,059
Other long-term financial assets		14,921	9,767
Long-term income tax recoverable		6,993	6,993
Other long-term assets	4	400,660	516,507
Intangible assets	4, 10	470,211	497,466
Goodwill	10	2,499,892	2,612,972
Total assets		$6,754,282	$6,945,179

LIABILITIES
Trade and other payables		$89,990	$158,276
Other current financial liabilities		24,333	26,483
Income taxes payable		1,093	5,913
Other current liabilities		56,260	65,906
Total current liabilities		171,676	256,578
Long-term indebtedness	12	3,186,770	3,096,615
Deferred tax liabilities		165,103	175,544
Other long-term financial liabilities		675,176	630,556
Other long-term liabilities		276,360	289,181
Total liabilities		4,475,085	4,448,474

SHAREHOLDERS’ EQUITY
Share capital	13	68,426	59,082
Accumulated earnings		487,342	467,333
Reserves		120,497	183,865
Total Telesat Corporation shareholders’ equity		676,265	710,280
Non-controlling interest	14	1,602,932	1,786,425
Total shareholders’ equity		2,279,197	2,496,705
Total liabilities and shareholders’ equity		$6,754,282	$6,945,179

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Unaudited Interim Condensed Consolidated Statements of Cash Flows
For the six months ended June 30

(in thousands of Canadian dollars)	Notes	2025	2024
Cash flows from operating activities
Net income (loss)		$24,072	$76,922
Adjustments to reconcile net income (loss) to cash flows from operating activities:
Depreciation		51,823	68,039
Amortization		22,538	5,631
Tax expense (recovery)		4,716	35,028
Interest expense		110,295	126,372
Interest income		(13,295)	(40,516)
(Gain) loss on foreign exchange		(117,090)	102,890
(Gain) loss on change in fair value of financial instruments		46,660	—
Share-based compensation		5,592	11,443
(Gain) loss on disposal of assets		(3,819)	18
Gain on repurchase of debt		(6,896)	(172,322)
Deferred revenue amortization		(29,183)	(27,361)
Pension expense		2,728	2,821
Other		2,387	3,011
Income taxes paid, net of income tax received	21	(9,961)	(20,846)
Interest paid, net of interest received	21	(91,158)	(75,520)
Government grant received		—	1,085
Operating assets and liabilities	21	108,847	(29,210)
Net cash from operating activities		108,256	67,485

Cash flows (used in) generated from investing activities
Cash payments related to satellite programs		(347,267)	(188,250)
Cash payments related to property and other equipment		(69,945)	(31,725)
Purchase of intangible assets		—	(52)
Net proceeds from disposal of assets		4,500	—
Government grant received		—	109
Net cash (used in) generated from investing activities		(412,712)	(219,918)

Cash flows (used in) generated from financing activities
Proceeds from indebtedness	12	340,000	—
Repurchase of indebtedness	12, 21	(4,501)	(128,498)
Payments of principal on lease liabilities	21	(1,552)	(1,267)
Satellite performance incentive payments	21	(1,204)	(1,830)
Tax withholdings on settlement of restricted and performance share units and exercise of stock options		(8,325)	(5,396)
Net cash (used in) generated from financing activities		324,418	(136,991)

Effect of changes in exchange rates on cash and cash equivalents		(24,640)	47,573

Changes in cash and cash equivalents		(4,678)	(241,851)
Cash and cash equivalents, beginning of period		552,064	1,669,089
Cash and cash equivalents, end of period		$547,386	$1,427,238

See accompanying notes to the unaudited interim condensed consolidated financial statements

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

1. BACKGROUND OF THE COMPANY

Telesat Corporation was incorporated under the Business Corporations Act (British Columbia) in October 2020 and is headquartered in Ottawa, Canada.

References herein to “Telesat” or “Company” refer to Telesat Corporation and its subsidiaries.

The Company is a global satellite operator, providing mission-critical communications solutions to support the requirements of sophisticated satellite users throughout the world. The Company’s state-of-the-art fleet consists of 14 geostationary satellites and the Canadian payload on Viasat-1.

Telesat LEO Inc., a wholly-owned subsidiary of the Company, is building a constellation of low earth orbit (“LEO”) satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed”. In January 2018, the first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, the Company successfully launched its LEO 3 satellite into orbit, and it has since replaced LEO 1.

The Company began trading on the Nasdaq Global Select Market and the Toronto Stock Exchange on November 19, 2021 under the ticker symbol “TSAT”. Quarterly and annual financial statements, material change statements and other publicly available documents of the Company can be obtained from the U.S. Securities Exchange Commission (“SEC”) at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca.

Unless the context states or requires otherwise, references herein to the “financial statements” or similar terms refer to the unaudited interim condensed consolidated financial statements of Telesat.

On August 5, 2025, these financial statements were approved by the Audit Committee of the Board of Directors and authorized for issue.

2. BASIS OF PRESENTATION

Statement of Compliance

The financial statements represent the interim financial statements of the Company, on a consolidated basis, prepared in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”).

The financial statements should be read in conjunction with the December 31, 2024 consolidated financial statements of the Company. The financial statements use the same basis of presentation and accounting policies and critical accounting judgments and estimates as outlined in Notes 3 and 4 of the consolidated financial statements for the year ended December 31, 2024, with the exception of the changes outlined in Note 3, below.

The results of operations for the six months ended June 30, 2025 are not necessarily indicative of the results that may be expected for the full fiscal year.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION

Orbital Slot Intangible Assets

Prior to January 1, 2025, the Company’s accounting estimates concerning the appropriate useful economic lives of geostationary (“GEO”) orbital slots have been that they have indefinite lives as it was expected, with a relatively high level of certainty, that it would maintain continued occupancy of an assigned GEO orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over.

To respond to market dynamics, the Company is focused on developing its constellation of LEO satellites. A large part of its current and future capital expenditures are expected to be related to this constellation. In light of market developments, the number of occupied operational GEO orbital slots is likely to decline over time, and management no longer believes that the existing GEO orbital slots will continue to be utilized for an indefinite period of time.

As a result, management has updated its estimates in this area such that all GEO orbital slots are now presented as finite life assets. For those orbital slots which were formerly presented as indefinite life assets, their residual carrying values will generally be amortized over the remaining life of the on-station satellite operating at that orbital position in accordance with the provisions of International Accounting Standard 38, Intangible Assets (“IAS 38”). Where more than one satellite is co-located at one position then the latest end of life amongst those satellites is used. Where the likelihood of procuring a new or replacement satellite is probable, management calculates the end of life of that uncommitted replacement and applies it in computing the amortization life of the relevant orbital slot. The useful lives applied in the amortization of orbital slots range from 1 to 34 years.

This change in accounting estimate regarding the useful lives of the orbital slots has been accounted for prospectively, beginning on January 1, 2025.

The impact on the balance sheet as at June 30, 2025 was as follows:
(in millions of dollars)
Intangible assets	$(17.1)
Accumulated earnings	$17.1

The impact on the statement of income (loss) for the three and six months ended June 30, 2025, was as follows:
(in millions of dollars)	Three months ended June 30, 2025	Six months ended June 30, 2025
Amortization	$(8.5)	$(17.1)

Under IFRS®, a change in the useful life of an orbital slot is an indicator of impairment, requiring an assessment. The Company performed its latest impairment test for orbital slots in the fourth quarter of the year ended December 31, 2024. Given the proximity of that assessment to the change in useful life, the Company reevaluated the key assumptions and determined that there were no material changes that would significantly affect the recoverable amount. Accordingly, the Company relied on this assessment to support its no impairment conclusion as of the date the useful life was revised.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

3. MATERIAL ACCOUNTING POLICY INFORMATION (cont.)

Future Changes in Accounting Policies

The International Accounting Standards Board (“IASB”) periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to the Company are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and giving investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement and provide new defined subtotals, including operating profit.

2)      Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3)      More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

The Company is currently evaluating the impact of this new standard.

4. SEGMENT INFORMATION

The Company reports under two operating segments, which are GEO and LEO. Transactions that do not belong to a particular operating segment, such as certain corporate entities, are reported within “Other”.

The Company’s Chief Operating Decision Maker (“CODM”), who is the Company’s Chief Executive Officer, is provided with information to review the operating results, assess performance of the operations and make capital allocation decisions at the operating segment level comprising GEO and LEO. The accounting policies of the reportable segments are the same as those described in Note 2 and Note 3 above.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

The segment information regularly reviewed by the CODM and the reconciliation thereof to the net income (loss) as well as the capital expenditures by operating segment are included in the following tables:

Six months ended June 30, 2025	GEO	LEO	Other	Consolidated
Revenue	$220,880	$1,975	$—	$222,855
Operating expenses, net of share-based compensation and non-recurring items(1)	(60,588)	(34,252)	(1,944)	(96,784)
Adjusted EBITDA(1)	$160,292	$(32,277)	$(1,944)	126,071
Share-based compensation				(5,592)
Non-recurring items(2)				(1,222)
Depreciation				(51,823)
Amortization				(22,538)
Other operating gains (losses), net				3,819
Operating income				48,715
Interest expense				(110,295)
Interest and other income				13,042
Gain on repurchase of debt				6,896
Gain (loss) on changes in fair value of financial instruments				(46,660)
Gain (loss) on foreign exchange				117,090
Income (loss) before income taxes				28,788
Tax (expense) recovery				(4,716)
Net income (loss)				$24,072
Capital expenditures	$2,259	$382,511	$—	$384,770
Three months ended June 30, 2025	GEO	LEO	Other	Consolidated
Revenue	$105,747	$359	$—	$106,106
Operating expenses, net of share-based compensation and non-recurring items(1)	(30,928)	(15,774)	(740)	(47,442)
Adjusted EBITDA(1)	$74,819	$(15,415)	$(740)	58,664
Share-based compensation				(2,351)
Non-recurring items(2)				(763)
Depreciation				(25,914)
Amortization				(11,639)
Other operating gains (losses), net				(131)
Operating income				17,866
Interest expense				(53,631)
Interest and other income				6,834
Gain on repurchase of debt				6,896
Gain (loss) on changes in fair value of financial instruments				(13,248)
Gain (loss) on foreign exchange				114,610
Income (loss) before income taxes				79,327
Tax (expense) recovery				(3,798)
Net income (loss)				$75,529
Capital expenditures	$1,851	$204,391	$—	$206,242

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Six months ended June 30, 2024	GEO	LEO	Other	Consolidated
Revenue	$292,067	$12,541	$—	$304,608
Operating expenses, net of share-based compensation and non-recurring items(1)	(56,566)	(32,870)	(1,128)	(90,564)
Adjusted EBITDA(1)	$235,501	$(20,329)	$(1,128)	214,044
Share-based compensation				(11,443)
Non-recurring items(2)				(1,388)
Depreciation				(68,039)
Amortization				(5,631)
Other operating gains (losses), net				(18)
Operating income				127,525
Interest expense				(126,372)
Interest and other income				41,365
Gain on repurchase of debt				172,322
Gain (loss) on foreign exchange				(102,890)
Income (loss) before income taxes				111,950
Tax (expense) recovery				(35,028)
Net income (loss)				$76,922
Capital expenditures	$2,288	$331,979	$—	$334,267
Three months ended June 30, 2024	GEO	LEO	Other	Consolidated
Revenue	$143,946	$8,487	$—	$152,433
Operating expenses, net of share-based compensation and non-recurring items(1)	(31,383)	(17,559)	(188)	(49,130)
Adjusted EBITDA(1)	$112,563	$(9,072)	$(188)	103,303
Share-based compensation				(6,009)
Non-recurring items(2)				(1,144)
Depreciation				(31,644)
Amortization				(2,808)
Other operating gains (losses), net				(33)
Operating income				61,665
Interest expense				(61,942)
Interest and other income				20,237
Gain on repurchase of debt				172,322
Gain (loss) on foreign exchange				(34,477)
Income (loss) before income taxes				157,805
Tax (expense) recovery				(28,546)
Net income (loss)				$129,259
Capital expenditures	$1,164	$307,713	$—	$308,877

____________

(1)      The performance of each segment is evaluated by the CODM based on Adjusted EBITDA. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used to measure Telesat’s operating performance.

(2)      Non-recurring payments include severance payments and special compensation and benefits for executives and employees.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Service Revenue

The Company derives revenue from the following services:

Broadcast — Direct-to-home television, video distribution and contribution, and occasional use services.

Enterprise — Telecommunication carrier and integrator, government, consumer broadband, resource, maritime and aeronautical, retail and satellite operator services.

Consulting and other — Consulting services related to space and earth segments, government studies, satellite control services, and research and development.

Consolidated

Revenue derived from the above services was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Broadcast	$51,226	$73,462	$106,282	$145,974
Enterprise	52,590	67,120	109,433	139,963
Consulting and other	2,290	11,851	7,140	18,671
Revenue	$106,106	$152,433	$222,855	$304,608

Operating Segments

Revenue derived from the GEO operating segment was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Broadcast	$51,226	$73,462	$106,282	$145,974
Enterprise	52,590	67,120	109,433	139,963
Consulting and other	1,931	3,364	5,165	6,130
Revenue	$105,747	$143,946	$220,880	$292,067

Revenue derived from the LEO operating segment was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Consulting and other	$359	$8,487	$1,975	$12,541
Revenue	$359	$8,487	$1,975	$12,541

Equipment sales

Equipment sales included within the various services were as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Enterprise	$204	$563	$1,352	$5,690
Equipment sales	$204	$563	$1,352	$5,690

All revenue from equipment sales relate to the GEO segment.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

4. SEGMENT INFORMATION (cont.)

Geographic Information

Revenue by geographic region was based on the point of origin of the revenue, which was the destination of the billing invoice, and was allocated as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Canada	$56,247	$65,634	$114,787	$136,540
United States	32,229	61,536	70,808	117,159
Latin America & Caribbean	7,573	9,000	15,123	18,073
Europe, Middle East & Africa	7,091	7,920	14,681	16,002
Asia & Australia	2,966	8,343	7,456	16,834
Revenue	$106,106	$152,433	$222,855	$304,608

For the three and six months ended June 30, 2025 and 2024, the revenue from the LEO segment was from the United States geographic region.

The satellites and intangible assets have been classified based on ownership. Satellites, property and other equipment, and intangible assets by geographic region were allocated as follows:

As at,	June 30, 2025	December 31, 2024
Canada	$2,157,825	$1,903,673
United Kingdom	308,181	349,619
United States	13,001	14,964
Europe, Middle East & Africa (excluding United Kingdom)	5,474	7,427
All others	1,422	1,460
Satellites, property and other equipment	$2,485,903	$2,277,143
As at,	June 30, 2025	December 31, 2024
Canada	$453,396	$477,221
United States	6,623	7,896
Latin America & Caribbean	8,734	8,817
All others	1,458	3,532
Intangible assets	$470,211	$497,466

Other long-term assets by geographic region were allocated as follows:

As at,	June 30, 2025	December 31, 2024
Canada	$400,660	$516,507
Other long-term assets	$400,660	$516,507

Goodwill was not allocated to geographic regions.

Major Customers

For the three and six months ended June 30, 2025 and 2024, there were two significant customers each representing more than 10% of consolidated revenue.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

5. OPERATING EXPENSES

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Compensation and employee benefits(a)	$21,553	$28,377	$47,626	$53,671
Other operating expenses(b)	24,659	16,815	44,910	27,936
Cost of sales(c)	4,344	11,091	11,062	21,788
Operating expenses	$50,556	$56,283	$103,598	$103,395

____________

(a)      Compensation and employee benefits included salaries, bonuses, commissions, post-employment benefits and charges arising from share-based compensation.

(b)      Other operating expenses included general and administrative expenses, marketing expenses, in-orbit insurance expenses, professional fees and facility costs. The balance for the three and six months ended June 30, 2025 included $0.2 million and $1.0 million of leases not capitalized due to exemptions and variable lease payments not included in the measurement of the lease liabilities (three and six months ended June 30, 2024 — $0.6 million and $1.1 million).

(c)      Cost of sales included the cost of third-party satellite capacity, the cost of equipment sales and other costs directly attributable to fulfilling the Company’s obligations under customer contracts.

6. OTHER OPERATING GAINS (LOSSES), NET

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Gain (loss) on disposal of assets	$(131)	$(33)	$3,819	$(18)
Other operating gains (losses), net	$(131)	$(33)	$3,819	$(18)

7. INTEREST EXPENSE

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Interest on indebtedness	$57,453	$57,788	$113,905	$117,956
Interest on satellite performance incentive payments	237	294	489	603
Interest on significant financing component	3,095	3,524	6,379	7,147
Interest on employee benefit plans, net	(268)	(38)	(533)	(78)
Interest on leases	589	374	1,035	744
Capitalized interest	(7,475)	—	(10,980)	—
Interest expense	$53,631	$61,942	$110,295	$126,372

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

8. INCOME TAXES

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Current tax expense (recovery)	$12,039	$31,165	$14,471	$39,106
Deferred tax expense (recovery)	(8,241)	(2,619)	(9,755)	(4,078)
Tax expense (recovery)	$3,798	$28,546	$4,716	$35,028

A reconciliation of the statutory income tax rate, which is a composite of Canadian federal and provincial rates, to the effective income tax rate was as follows:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Income (loss) before tax	$79,327	$157,805	$28,788	$111,950
Multiplied by the statutory income tax rates	26.39%	26.40%	26.39%	26.40%
	20,934	41,661	7,597	29,555
Income tax recorded at rates different from the Canadian tax rate	(3,508)	(6,287)	(4,695)	(7,874)
Permanent differences	(8,074)	(14,502)	3,034	(2,269)
Effect of temporary differences not recognized as deferred tax assets	(16,307)	8,272	(12,767)	18,563
Foreign taxes	(669)	—	(134)	—
Change in estimates related to prior periods	90	182	90	38
Foreign exchange	10,918	(832)	11,177	(3,037)
Other	414	52	414	52
Tax expense (recovery)	$3,798	$28,546	$4,716	$35,028
Effective income tax rate	4.79%	18.09%	16.38%	31.29%

9. SATELLITES, PROPERTY AND OTHER EQUIPMENT

For the six months ended June 30, 2025, the Company had additions of $384.8 million (six months ended June 30, 2024 — $332.1 million) primarily related to acquisitions associated with the LEO program.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

10. GOODWILL AND INTANGIBLE ASSETS

As stated in Note 3, commencing on January 1, 2025, the orbital slots were accounted for as finite life intangible assets. The change in estimate from indefinite life to finite life and the subsequent amortization on the orbital slots are summarized below.

	Orbital slots (indefinite life)	Orbital slots (finite life)	Total
Cost as at January 1, 2025	$611,173	$—	$611,173
Transfer to finite life	(611,173)	611,173	—
Impact of foreign exchange	—	(1,344)	(1,344)
Cost as at June 30, 2025	$—	$609,829	$609,829
Accumulated impairment as at January 1, 2025	$(258,877)	$—	$(258,877)
Transfer to finite life	258,877	(258,877)	—
Amortization	—	(17,149)	(17,149)
Impact of foreign exchange	—	912	912
Accumulated amortization as at June 30, 2025	$—	$(275,114)	$(275,114)
Net carrying values
As at December 31, 2024	$352,296	$—	$352,296
As at June 30, 2025	$—	$334,715	$334,715

During the six-month ended June 30, 2025, we reviewed the most sensitive assumptions to determine whether or not there were any changes in the assumptions from the valuation that was performed at the end of 2024. Based upon this review, there were no changes to the assumptions from the valuation that was performed at the end of 2024, and as such there was no impairment on goodwill, orbital slots or trade name.

11. LEASE LIABILITIES

The expected undiscounted contractual cash flows of the lease liabilities as at June 30, 2025 were as follows:

Remainder 2025	2026	2027	2028	2029	Thereafter	Total
$2,131	$4,730	$4,642	$4,495	$4,797	$38,030	$58,825

The undiscounted contractual cash flows included $18.3 million of interest payments.

In addition, there were certain leases which were signed but not capitalized as at June 30, 2025. Based upon the assessed lease term, the expected undiscounted cash flows totaled $40.9 million.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS

As at,	June 30, 2025	December 31, 2024
Senior Secured Credit Facilities
Term Loan B – U.S. Facility(1) (June 30, 2025 and December 31, 2024 – US$1,320,531)	$1,796,977	$1,889,451
2027 Senior Unsecured Notes(2) (June 30, 2025 – US$213,035 and December 31, 2024 – US$221,250)	289,898	318,246
2026 Senior Secured Notes(3) (June 30, 2025 and December 31, 2024 – US$387,047)	526,694	566,728
2027 Senior Secured Notes(4) (June 30, 2025 and December 31, 2024 – US$224,995)	306,173	323,633
Government of Canada Telesat Lightspeed Financing(5)	294,470	—
Government of Quebec Telesat Lightspeed Financing(5)	55,041	—
	3,269,253	3,098,058
Deferred financing costs, prepayment options, warrants and loss on repayment	(82,483)	(1,443)
	3,186,770	3,096,615
Less: current indebtedness	—	—
Long-term indebtedness	$3,186,770	$3,096,615

____________

(1)      On December 6, 2019, Telesat Canada entered into a new amended and restated Credit Agreement with a syndicate of banks which provides for the extension of credit under the Senior Secured Credit Facilities (“Senior Secured Credit Facilities”). The Senior Secured Credit Facilities are comprised of two tranches — a revolving credit facility of up to $200.0 million US dollars which matured in December 2024 and Term Loan B — U.S. Facility of US$1,908.5 million maturing in December 2026.

          During the three and six months ended June 30, 2024, Telesat repurchased a portion of the Term Loan B — U.S. Facility with a principal amount of $80.2 million (US$58.7 million) in exchange for $41.7 million (US$30.5 million). There were no repurchases during the three and six months ended June 30, 2025.

(2)      On October 11, 2019, Telesat Canada issued, through a private placement, US$550 million of 6.5% Senior Unsecured Notes, maturing in October 2027 (“2027 Senior Unsecured Notes”).

          During the three and six months ended June 30, 2025, Telesat repurchased 2027 Senior Unsecured Notes, with a principal amount of $11.4 million (US$8.2 million) in exchange for $4.5 million (US$3.3 million).

          During the three and six months ended June 30, 2024, Telesat repurchased 2027 Senior Unsecured Notes, with a principal amount of $100.4 million (US$73.8 million) in exchange for $30.4 million (US$22.3 million).

(3)      On April 27, 2021, Telesat Canada issued, through a private placement, US$500 million in aggregate principal amount of 5.625% Senior Secured Notes maturing in December 2026 (“2026 Senior Secured Notes”).

          During the three and six months ended June 30, 2024, Telesat repurchased 2026 Senior Secured Notes with a principal amount of $16.4 million (US$12.0 million) in exchange for $8.0 million (US$5.9 million). There were no repurchases during the three and six months ended June 30, 2025.

(4)      On December 6, 2019, Telesat Canada issued, through a private placement, US$400 million 4.875% Senior Secured Notes, maturing in June 2027 (“2027 Senior Secured Notes”).

          During the three and six months ended June 30, 2024, Telesat repurchased 2027 Senior Secured Notes with a principal amount of $103.3 million (US$75.0 million) in exchange for $48.4 million (US$35.1 million). There were no repurchases during the three and six months ended June 30, 2025.

(5)      On September 13, 2024, Telesat LEO Inc. entered into loan agreements with 16342451 Canada Inc., a subsidiary of Canada Development Investment Corporation (“Government of Canada”) and Investissement Quebec (“Government of Quebec”), for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively (“Telesat Lightspeed Financing”). Two advances were received during the six months ended June 30, 2025 totaling $286.5 million from the Government of Canada and $53.5 million from the Government of Quebec. There were no advances received in the three months ended June 30, 2025. The debt balances include $9.5 million of interest that was added to the principal balance of the loan.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

12. INDEBTEDNESS (cont.)

Telesat Lightspeed Financing Warrants

As consideration for making available the loan facility, Telesat LEO Inc. entered into agreements with the lenders that irrevocably grant warrants equivalent to 11.87% of the common shares of Telesat LEO Inc. on a fully diluted basis (“Telesat Lightspeed Financing Warrants”). The Telesat Lightspeed Financing Warrants entitle the Government of Canada to acquire 10% and Government of Quebec to acquire 1.87% of Telesat LEO Inc.’s total shares on fully diluted basis, which were fair valued upon the completion of the conditions precedent.

The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, using a cash or cashless exercise feature (at the sole discretion of holder), at any time after the second anniversary of the date of issuance of the warrants and up to 10 years from the issuance date (subject to certain terms and conditions of the warrant agreement). The standard cash exercise of the warrants meets the definition of gross-settled equity instruments; on the other hand, if the cashless exercise is used, the number of shares will vary depending on fair market value of the Telesat LEO Inc. common shares at the time of exercise. Consequently, the Telesat Lightspeed Financing Warrants fail to meet fixed-for-fixed criteria for equity classification and have been designated at fair value through profit and loss classified as a Level 3 instrument (Note 19).

Deferred Financing Charges

Deferred financing charges include the debt issue costs associated with the Telesat Lightspeed Financing and the initial value of the Telesat Lightspeed Financing Warrants granted to the Government of Canada and the Government of Quebec. As drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the deferred financing charges will be transferred to debt issue costs against the long-term indebtedness and amortized to interest expense using the effective interest method.

The activity in deferred financing charges for the six months ended June 30, 2025 is as follows:

	Telesat Lightspeed Financing Warrants	Debt issue costs	Total
As at December 31, 2024	$617,476	$37,468	$654,944
Additions	—	1,000	1,000
Transferred to debt issue costs	(80,888)	(5,055)	(85,943)
Impact of foreign exchange	(30,620)	(1,772)	(32,392)
As at June 30, 2025	$505,968	$31,641	$537,609

13. SHARE CAPITAL

The Class A Common shares together with the Class B Variable Voting shares represent Telesat Corporation’s Public Shares (“Telesat Public Shares”). The Class C Fully Voting shares and Class C Limited Voting shares shall be referred to as (“Class C Shares”). The Telesat Public Shares and Class C Shares together represent Telesat Corporation Shares (“Telesat Corporation Shares”).

The number of shares and stated value of the outstanding shares were as follows:

	June 30, 2025		December 31, 2024
	Number of shares	Stated value	Number of shares	Stated value
Telesat Public Shares	14,682,322	$62,086	14,080,010	$52,742
Class C Shares	112,841	6,340	112,841	6,340
	14,795,163	$68,426	14,192,851	$59,082

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

13. SHARE CAPITAL (cont.)

The breakdown of the number of shares of Telesat Public Shares, as at June 30, 2025, was as follows:

Telesat Public shares
Class A Common shares	3,607,757
Class B Variable Voting shares	11,074,565
Total Telesat Public shares	14,682,322

The number of Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at June 30, 2025.

In addition, the Company has one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at June 30, 2025 and December 31, 2024. The voting rights of the Special Voting Shares and the Golden Share are more fully described in the Company’s Annual Report filed on Form 20-F for the year ended December 31, 2024 that can be obtained on the SEC’s website at https://www.sec.gov and on the SEDAR+ at https://www.sedarplus.ca.

During the six months ended June 30, 2025, 443,485 Restricted Share Units (“RSUs”) were settled for 223,671 Telesat Public Shares, on a net settlement basis (six months ended June 30, 2024 — 741,633 RSUs were settled for 356,127 Telesat Public Shares, on a net settlement basis).

During the six months ended June 30, 2024, 12,434 Deferred Share Units (“DSUs”) were settled for an equal number of Telesat Public Shares. There were no settlements of DSUs in the six months ended June 30, 2025.

During the six months ended June 30, 2025, 187,349 Performance Share Units (“PSUs”) were settled for 103,678 Telesat Public Shares, on a net settlement basis (six months ended June 30, 2024 — 93,896 PSUs were settled for 67,281 Telesat Public Shares, on a net settlement basis).

During the six months ended June 30, 2025, 252,079 Telesat Public Shares were issued in exchange for an equal number of Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”). There were no settlements of exchanges of LP Units for Telesat Public Shares in the six months ended June 30, 2024.

During the six months ended June 30, 2025, 22,884 stock options were exercised in exchange for an equal number of Telesat Public Shares. There were no exercises of stock options in the six months ended June 30, 2024.

The number and stated value of the outstanding LP Units of the Partnership as at June 30, 2025 and December 31, 2024 were as follows:

	June 30, 2025		December 31, 2024
	Number of shares	Stated value	Number of shares	Stated value
Class A and Class B LP Units	18,069,713	$49,451	18,321,792	$50,141
Class C LP Units	18,098,362	38,893	18,098,362	38,893
	36,168,075	$88,344	36,420,154	$89,034

On consolidation into Telesat Corporation, the stated value of the LP Units is included under non-controlling interest.

14. NON-CONTROLLING INTEREST

Non-controlling interests represent equity interests in the Partnership that are not attributable to the Company. As at June 30, 2025, Telesat Corporation held a general partnership interest representing approximately 29% economic interest in the Partnership (December 31, 2024 — approximately 28%). The remaining 71% economic interest represents exchangeable units held by the limited partnership unit holders (December 31, 2024 — 72%).

Net income (loss) attributable to non-controlling interests represents the non-controlling interests’ portion of the Partnership’s net income (loss).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

15. SHARE-BASED COMPENSATION PLANS

On November 19, 2021, Telesat Corporation adopted an omnibus long-term incentive plan (“Omnibus Plan”). The Omnibus Plan allows for a variety of equity-based awards including stock options, RSUs, DSUs and PSUs. The stock options, RSUs, DSUs and PSUs are collectively referred to as “Award”. Each Award will represent the right to receive Public Shares or, in the case of PSUs, RSUs or DSUs, Public Shares or cash, in accordance with the terms of the Omnibus Plan.

Telesat Holdings Inc. (the predecessor entity to Telesat Canada and Telesat Corporation) adopted a management stock incentive plan in September 2008, as amended (the “2008 Telesat Plan”) and a second management stock incentive plan in April 2013, as amended (the “2013 Telesat Plan”). In the first half of 2021, Telesat Canada also adopted a restricted share unit plan (the “RSU Plan” together with the 2008 Telesat Plan and 2013 Telesat Plan, the “Historic Plan”).

The changes in number of time vesting stock options outstanding and their weighted average exercise price under the Omnibus Plan and Historic Plan have been summarized below:

	Historic plan		Omnibus Plan
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, January 1, 2025	52,628	$70.83	773,178	$13.35
Forfeited	—	$—	(15,684)	$11.89
Exercised	—	$—	(22,884)	$13.38
Outstanding June 30, 2025	52,628	$70.83	734,610	$13.38

The movement under the Historic Plan was as follows:

RSUs with time and performance criteria
Outstanding, January 1, 2025	124,080
Forfeited	—
Outstanding, June 30, 2025	124,080

The movement under the Omnibus Plan was as follows:

	RSUs with time criteria	PSUs with time and performance criteria	DSUs
Outstanding, January 1, 2025	964,705	555,162	189,434
Granted	257,510	204,939	23,449
Settled	(443,485)	(187,349)	—
Forfeited	(47,236)	(31,437)	—
Outstanding, June 30, 2025	731,494	541,315	212,883

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

16. EARNINGS PER SHARE

Basic earnings per share is calculated by dividing the net income (loss) for the period attributable to shareholders of each class of shares by the weighted average number of shares outstanding during the period.

Diluted earnings per share is calculated to give effect to equity Awards.

The following table presents reconciliations of the numerators of the basic and diluted per share computations:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Net income (loss) attributable to Telesat Corporation Shares	$20,996	$35,452	$5,458	$20,690
Effect of diluted securities	1,860	3,460	420	2,009
Diluted net income (loss) attributable to Telesat Corporation Shares	$22,856	$38,912	$5,878	$22,699

The following table presents reconciliations of the denominators of the basic and diluted per share computations:

	Three months ended June 30,		Six months ended June 30,
	2025	2024	2025	2024
Basic total weighted average number of Telesat Corporation Shares outstanding	14,684,485	13,910,463	14,503,290	13,808,505
Effect of diluted securities
Stock options	341,237	—	352,789	1,691
RSUs	774,036	1,176,124	775,331	1,207,028
DSUs	205,344	146,822	202,875	138,060
PSUs	557,338	623,096	493,871	499,117
Diluted total weighted average number of Telesat Corporation Shares outstanding	16,562,440	15,856,505	16,328,156	15,654,401

Effect of diluted securities represents Telesat Public Shares and Class C Shares assumed to be issued for no consideration. The difference between the number of Telesat Public Shares and Class C Shares assumed issued on exercise and the number of Telesat Public Shares and Class C Shares assumed repurchased are treated as an issue of common shares for no consideration.

For the purpose of earnings per share, all of the Telesat Public Shares and Class C Shares have equivalent economic rights.

17. GOVERNMENT GRANT

In May 2019, Telesat entered into an agreement for a non-refundable government contribution of a value up to $85 million for a period until December 31, 2025 relating to the Telesat Lightspeed constellation.

For the six months ended June 30, 2025, the Company recorded $1.3 million relating to the agreement (six months ended June 30, 2024 — $7.3 million).

Of the amount recorded in the six months ended June 30, 2025, no amount was recorded as a reduction to satellites, property and other equipment and $1.3 million was recorded as a reduction to operating expenses (six months ended June 30, 2024 — $2.1 million was recorded as a reduction to satellites, property and other equipment and $5.2 million was recorded as a reduction to operating expenses).

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

18. CAPITAL DISCLOSURES

The Company’s financial strategy is designed to maintain compliance with the financial covenant under its Telesat Canada Debt and Telesat Lightspeed Financing and to maximize returns to its shareholders and other stakeholders. The Company meets these objectives through regular monitoring of the financial covenant and operating results on a quarterly basis.

The Company defines its capital as Telesat Corporation’s shareholders’ equity (comprising issued share capital, accumulated earnings and excluding reserves), non-controlling interest and debt financing (comprising indebtedness and excluding deferred financing costs, prepayment options, warrants and loss on repayment as defined in Note 12).

The Company’s capital was as follows:

As at	June 30, 2025	December 31, 2024
Shareholders’ equity (excluding reserves)	$555,768	$526,415
Non-controlling interest	$1,602,932	$1,786,425
Debt financing (excluding deferred financing costs, prepayment options, warrants and loss on repayment)	$3,269,253	$3,098,058

The Company’s operating results are tracked against budget and this analysis is reviewed by senior management.

19. FINANCIAL INSTRUMENTS

Measurement of Risks

The Company, through its financial assets and liabilities, is exposed to various risks. The following analysis provides a measurement of risks as at June 30, 2025.

Credit risk

Credit risk is the risk that a counterparty to a financial asset will default, resulting in the Company incurring a financial loss. As at June 30, 2025, the maximum exposure to credit risk is equal to the carrying value of the financial assets which totaled $613.6 million (December 31, 2024 — $721.3 million).

The following table provides breakdown by maturity of financial assets as at June 30, 2025:

	Carrying amount	Contractual cash flows
		Remaining 2025	2026	2027	2028	2029	Thereafter
Cash and cash equivalents	$547,386	$547,386	$—	$—	$—	$—	$—
Trade and other receivables, excluding deferred receivables	45,616	45,616	—	—	—	—	—
Deferred receivables	19,041	2,940	13,009	708	590	532	1,262
Other financial assets	1,529	411	—	—	—	—	1,118
	$613,572	$596,353	$13,009	$708	$590	$532	$2,380

Cash and cash equivalents are invested with high quality investment grade financial institutions and are governed by the Company’s corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The Company has credit evaluation, approval and monitoring processes intended to mitigate potential credit risks related to trade accounts receivable. The Company’s standard payment terms are 30 days with interest typically charged on balances remaining unpaid at the end of standard payment terms. The Company’s historical experience with customer defaults has been minimal. As at June 30, 2025, North American and International customers made up 65% and 35% of the outstanding trade receivable balance, respectively (December 31, 2024 — 48% and 52%, respectively). Anticipated bad debt losses have been provided for in the allowance for doubtful accounts. The allowance for doubtful accounts as at June 30, 2025 was $11.7 million (December 31, 2024 — $8.9 million).

The Company mitigates the credit risk associated with derivative instruments by entering into them with only high-quality financial institutions.

Foreign exchange risk

The Company’s operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars. The Company’s main currency exposures lie in its U.S. dollar denominated cash and cash equivalents, trade and other receivables, trade and other payables and indebtedness with the most significant impact being on the U.S. dollar denominated indebtedness, cash and short-term investments. As at June 30, 2025, a portion of the indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $2,919.7 million, before netting of deferred financing costs, prepayment options and loss on repayment. As at December 31, 2024, the entire indebtedness was denominated in U.S. dollars, with the Canadian dollar equivalent of the U.S. dollar denominated indebtedness equaling $3,098.1 million, before netting of deferred financing cost, prepayment options and loss on repayment.

In addition, there is also an impact as a result of the exchange rate variations to the extent that transactions and denominated in Canadian dollars in entities who have a functional currency other than Canadian dollars with the most significant impact being on the Telesat Lightspeed Warrant derivative liabilities and Telesat Lightspeed Financing indebtedness. As at June 30, 2025, the derivative liabilities and indebtedness had balances of $663.8 million and $349.5 million, respectively (December 31, 2024 — $617.1 million and $Nil, respectively), with $506.0 million recorded against deferred charges (December 31, 2024 — $617.5 million).

As at June 30, 2025, the impact of a 5 percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar on financial assets and liabilities would have decreased (increased) net income (loss) by $92.8 million (December 31, 2024 — $185.0 million) and increased (decreased) other comprehensive income (loss) by $36.5 million (December 31, 2024 — $13.4 million). This analysis assumes that all other variables, in particular interest rates, remain constant.

Interest rate risk

The Company is exposed to interest rate risk on its cash and cash equivalents and its indebtedness. The interest rate risk on the indebtedness is from a portion of the indebtedness having a variable interest rate. Changes in the interest rates could impact the amount of interest that the Company is required to pay or receive.

If the interest rates on the variable rate indebtedness change by 0.25%, the result would be an increase or decrease to net income (loss) of $1.4 million and $2.6 million for three and six months ended June 30, 2025 (three and six months ended June 30, 2024 — $1.2 million and $2.4 million), excluding any impact from the capitalization of interest tied to the Telesat Lightspeed Financing.

Financial assets and liabilities recorded on the balance sheets and the fair value hierarchy levels used to calculate those values were as follows:

Liquidity risk

The Company maintains a strong liquidity position supported by sufficient working capital and access to committed borrowing agreements to meet current and foreseeable financial requirements.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The contractual maturities of financial liabilities as at June 30, 2025 were as follows:

	Carrying amount	Contractual cash flows (undiscounted)	Remaining 2025	2026	2027	2028	2029	Thereafter
Trade and other payables	$89,990	$89,990	$89,990	$—	$—	$—	$—	$—
Customer and other deposits	1,317	1,317	562	467	—	—	—	288
Satellite performance incentive payments	13,105	15,712	1,683	3,407	2,603	2,488	2,488	3,043
Derivative liabilities	663,844	663,844	—	—	—	—	—	663,844
Other financial liabilities	2,374	2,374	2,374	—	—	—	—	—
Indebtedness(1)	3,288,122	7,266,119	175,937	2,512,122	622,378	228,562	502,662	3,224,458
	$4,058,752	$8,039,356	$270,546	$2,515,996	$624,981	$231,050	$505,150	$3,891,633

____________

(1)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on repayment. The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

The interest payable and interest payments included in the carrying value and contractual cash flows, respectively, in the above table, were as follows:

	Interest payable	Interest payments
Satellite performance incentive payments	$38	$2,645
Indebtedness	$18,869	$1,806,376
As at June 30, 2025	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$547,386	$—	$547,386	Level 1
Trade and other receivables	50,854	—	50,854	(1)
Other current financial assets	411	—	411	Level 1
Other long-term financial assets	14,921	—	14,921	Level 1
Trade and other payables	(89,990)	—	(89,990)	(1)
Other current financial liabilities	(24,333)	—	(24,428)	Level 2
Other long-term financial liabilities	(11,332)	(663,844)	(674,920)	Level 2, Level 3
Indebtedness(2)	(3,269,253)	—	(1,955,935)	Level 2
	$(2,781,336)	$(663,844)	$(2,131,701)

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

As at December 31, 2024	Amortized cost	Fair value through profit or loss	Fair value	Fair value hierarchy
Cash and cash equivalents	$552,064	$—	$552,064	Level 1
Trade and other receivables	158,930	—	158,930	(1)
Other current financial assets	565	—	565	Level 1
Other long-term financial assets	9,767	—	9,767	Level 1
Trade and other payables	(158,276)	—	(158,276)	(1)
Other current financial liabilities	(26,483)	—	(26,272)	Level 2
Other long-term financial liabilities	(13,421)	(617,135)	(630,962)	Level 2, Level 3
Indebtedness(2)	(3,098,058)	—	(1,688,023)	Level 2
	$(2,574,912)	$(617,135)	$(1,782,207)

____________

(1)      Trade and other receivables and trade and other payables approximate fair value due to the short-term maturity of these instruments.

(2)      Indebtedness excludes deferred financing costs, prepayment options, warrants and loss on prepayment (December 31, 2024 — excludes deferred financing costs, prepayment options and loss on prepayment).

Assets pledged as security

The Senior Secured Credit Facilities, 2027 Senior Secured Notes and 2026 Senior Secured Notes are secured by substantially all of Telesat’s assets excluding the assets of unrestricted subsidiaries. The Telesat Lightspeed Financing is secured by substantially all of the assets of the unrestricted subsidiaries of Telesat.

Fair Value

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, the Company determines fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analysis, using observable market-based inputs.

The fair value hierarchy is as follows:

Level 1 is based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.

Level 2 is based on observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially all of the full term of the assets or liabilities.

Level 3 is based on unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose values are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

Estimates of fair values are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of these financial instruments are not reflected in the fair values. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

19. FINANCIAL INSTRUMENTS (cont.)

The carrying amounts of cash and cash equivalents, trade and other receivables, and trade and other payables approximate fair value due to the short-term maturity of these instruments. As at June 30, 2025, cash and cash equivalents included $14.5 million (December 31, 2024 — $13.3 million) of short-term investments.

The fair value of the satellite performance incentive payments, included in other current and long-term financial liabilities, was determined using a discounted cash flow methodology. The calculation is performed on a recurring basis. As at June 30, 2025 and December 31, 2024, the discount rate used was 7.3%.

The fair value of the indebtedness, excluding the Telesat Lightspeed Financing, was based on transactions and quotations from third parties considering market interest rates and excluding deferred financing costs, prepayment options and loss on repayment. The calculation of the fair value of the indebtedness is performed on a recurring basis. The rates used, which are a percentage of face value of the indebtedness, were as follows:

	June 30, 2025	December 31, 2024
Term Loan B – U.S. Facility – Senior Secured Credit Facilities	60.00%	55.88%
2027 Senior Unsecured Notes	38.90%	40.66%
2027 Senior Secured Notes	58.80%	56.10%
2026 Senior Secured Notes	60.18%	56.72%

The rate used in the calculation of the fair value of the Telesat Lightspeed Financing, which is a percentage of face value of the indebtedness, was 78.82%. The fair value of the Telesat Lightspeed Financing excludes deferred financing costs and warrants.

Fair value of derivative financial instruments

Derivatives were valued using a discounted cash flow methodology. The calculations of the fair value of the derivatives are performed on a recurring basis.

Prepayment option cash flows were calculated with a third party option valuation model which is based on the current price of the debt instrument and discounted based on a discount curve.

The discount rates used to discount cash flows as at June 30, 2025 ranged from 3.92% to 4.63% (December 31, 2024 — 4.37% to 4.63%).

Telesat Lightspeed Financing Warrants were valued based upon an option pricing framework, incorporating an American-style exercise option, which allows for early exercise before expiry. In determining the unobservable inputs, the Company uses observable market inputs such as industry reports, interest rate yield curves, current rates and price and rate volatilities, as applicable, to develop assumptions regarding those unobservable inputs.

For the six-months ended June 30, 2025, the value of the Telesat Financing Warrants was as follows:

	Government of Canada	Government of Quebec	Total
As at December 31, 2024	$519,948	$97,187	$617,135
Change in fair value	39,312	7,348	46,660
Impact of foreign exchange	41	8	49
As at June 30, 2025	$559,301	$104,543	$663,844

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

20. EMPLOYEE BENEFIT PLANS

The expenses included on the condensed consolidated statements of income (loss) were as follows:

Three months ended June 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,061	$133	$1,194	$168	$—	$168
Interest (income) expense	$(614)	$35	$(579)	$264	$47	$311
Three months ended June 30, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$1,087	$178	$1,265	$147	$—	$147
Interest (income) expense	$(421)	$101	$(320)	$235	$47	$282
Six months ended June 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$2,122	$271	$2,393	$335	$—	$335
Interest (income) expense	$(1,232)	$71	$(1,161)	$527	$101	$628
Six months ended June 30, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Consolidated statements of income (loss)
Operating expenses	$2,174	$353	$2,527	$294	$—	$294
Interest (income) expense	$(842)	$201	$(641)	$470	$93	$563

No amounts were recorded on the statements of comprehensive income (loss) for the three and six months ended June 30, 2025 or 2024.

The balance sheet obligations, distributed between pension and other post-employment benefits were as follows:

As at June 30, 2025	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$42,427	$2,662	$45,089	$22,890	$3,371	$26,261
Included in other long-term assets	$99,514	$—	$99,514	$—	$—	$—
As at December 31, 2024	Pension Plans			Other Post-employment Benefit Plans
	Canadian	US	Total	Canadian	US	Total
Included in other long-term liabilities	$41,540	$2,993	$44,533	$22,394	$3,547	$25,941
Included in other long-term assets	$99,554	$—	$99,554	$—	$—	$—

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION

Cash and cash equivalents were comprised of the following:

As at June 30,	2025	2024
Cash	$532,894	$1,414,933
Short-term investments(1)	14,492	12,305
Cash and cash equivalents	$547,386	$1,427,238

____________

(1)      Consisted of short-term investments with an original maturity of three months or less or which are available on demand with no penalty for early redemption.

Income taxes paid, net of income taxes received was comprised of the following:

Six months ended June 30,	2025	2024
Income taxes paid	$(10,012)	$(28,200)
Income taxes received	51	7,354
	$(9,961)	$(20,846)

Interest paid, net of interest received was comprised of the following:

Six months ended June 30,	2025	2024
Interest paid	$(103,833)	$(119,610)
Interest received	12,675	44,090
	$(91,158)	$(75,520)

The reconciliation of the liabilities arising from financing activities were as follows:

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2025	$3,096,615	$15,060	$33,375
Cash inflows	340,000	—	—
Cash outflows	(4,501)	(1,204)	(1,552)
Amortization of deferred financing costs, prepayment options, warrants and loss on repayment	2,116	—	—
Gain on repurchase of debt	(6,896)	—	—
Interest paid	—	—	(1,035)
Interest accrued	9,493	—	1,035
Non-cash transfer from deferred charges to indebtedness of debt issue costs and warrants	(85,943)	—	—
Non-cash additions	—	—	9,112
Impact of foreign exchange	(164,114)	(789)	(401)
Balance as at June 30, 2025	$3,186,770	$13,067	$40,534

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

21. SUPPLEMENTAL CASH FLOW INFORMATION (cont.)

	Indebtedness	Satellite performance incentive payments	Lease liabilities
Balance as at January 1, 2024	$3,197,019	$18,271	$33,339
Cash outflows	(128,498)	(1,830)	(1,267)
Amortization of deferred financing costs, prepayment options and loss on repayment	538	—	—
Gain on repurchase of debt	(172,322)	—	—
Non-cash additions	—	—	294
Interest paid	—	—	(744)
Interest accrued	—	—	744
Impact of foreign exchange	105,483	593	177
Balance as at June 30, 2024	$3,002,220	$17,034	$32,543

The net change in operating assets and liabilities was comprised of the following:

Six months ended June 30,	2025	2024
Trade and other receivables	$104,991	$(974)
Financial assets	(5,686)	317
Other assets	(8,105)	(29,209)
Trade and other payables	(13,750)	670
Financial liabilities	544	(583)
Other liabilities	30,853	569
	$108,847	$(29,210)

Non-cash investing activities were comprised of:

Six months ended June 30,	2025	2024
Satellites, property and other equipment	$73,407	$120,624

22. COMMITMENTS AND CONTINGENT LIABILITIES

The following were the Company’s off-balance sheet contractual obligations as at June 30, 2025:

	Remaining 2025	2026	2027	2028	2029	Thereafter	Total
Property leases	$785	$1,312	$1,209	$1,209	$1,209	$12,898	$18,622
Capital commitments	634,480	5,443	6,124	—	—	—	646,047
Other operating commitments	18,145	12,206	9,605	10,155	10,889	39,328	100,328
	$653,410	$18,961	$16,938	$11,364	$12,098	$52,226	$764,997

Property leases consisted of off-balance sheet contractual obligations for land or building usage, while capital commitments included commitments for capital projects. Other operating commitments consisted of third-party satellite capacity arrangements as well as other commitments that are not categorized as property leases or capital commitments. The Company’s off-balance sheet obligations included the future minimum payments for the non-cancellable period of each respective obligation, which have various terms and expire between 2025 to 2045.

Certain variable costs associated with the capitalized leases have been included in property leases commitments with a termination date co-terminus with the lease liability.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

22. COMMITMENTS AND CONTINGENT LIABILITIES (cont.)

The Company has entered into contracts for the development of the Telesat Lightspeed constellation and other capital expenditures. The outstanding commitments as at June 30, 2025 were included in capital commitments.

The Company has agreements with various customers for prepaid revenue on several service agreements which take effect when the satellite is placed in service. The Company is responsible for operating and controlling these satellites. As at June 30, 2025, customer prepayments of $212.7 million (December 31, 2024 — $243.0 million), a portion of which is refundable under certain circumstances, were reflected in other current and long-term liabilities.

In the normal course of business, the Company has executed agreements that provide for indemnification and guarantees to counterparties in various transactions. These indemnification undertakings and guarantees may require the Company to compensate the counterparties for costs and losses incurred as a result of certain events including, without limitation, loss or damage to property, change in the interpretation of laws and regulations (including tax legislation), claims that may arise while providing services, or as a result of litigation that may be suffered by the counterparties. The nature of substantially all of the indemnification undertakings prevents the Company from making a reasonable estimate of the maximum potential amount the Company could be required to pay counterparties as the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, the Company has not made any significant payments under such indemnifications.

Telesat Corporation and Telesat CanHold Corporation have entered into an indemnification agreement with Public Sector Pension Investment Board (“PSP Investments”) where they will indemnify PSP Investments on a grossed-up basis for PSP Investment’s pro rata share of the costs relating to: (a) certain losses and litigation proceedings related to the transaction to become a public company in 2021, (b) certain losses with regard to Loral Space & Communications Inc. (“Loral”) and out-of-pocket expenses of Loral and (c) certain tax matters.

In the case of indemnification for certain tax matters only, there will be a cap of US$50 million (other than with respect to defense costs and grossed-up payments) and all other indemnification obligations will be uncapped.

Legal Proceedings

The Company participates from time to time in legal proceedings arising in the normal course of its business.

Telesat previously received assessments from Brazilian tax authorities alleging that additional taxes are owed on revenue earned for the period 2002 to 2021. The total disputed amount for the period 2002 to 2021, including interest and penalties, is now $105.0 million. The disputes relate to the Brazilian tax authorities’ characterization of revenue. The Company has challenged the assessments. The Company believes the likelihood of a favorable outcome in these disputes is more likely than not and, as such, no reserve has been established.

Other than the legal proceedings disclosed above and in Note 34 of the Company’s December 31, 2024 consolidated financial statements, the Company is not aware of any proceedings outstanding or threatened as at the date hereof by or against it or relating to its business which may have, or have had in the recent past, significant effects on the Company’s financial position or profitability.

23. RELATED PARTY TRANSACTIONS

Transactions with subsidiaries

The Company and its subsidiaries regularly engage in inter-group transactions. These transactions include the purchase and sale of satellite services and communications equipment, providing and receiving network and call centre services, access to orbital slots and management services. The transactions have been entered into over the normal course of operations. Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and therefore have not been disclosed.

Telesat Corporation
Notes to the Unaudited Interim Condensed Consolidated Financial Statements
June 30, 2025
(all amounts in thousands of Canadian dollars, except where otherwise noted)

23. RELATED PARTY TRANSACTIONS (cont.)

Compensation of executives and Board level directors

Compensation of the Company’s executives consists of short-term benefits (including salaries), post-employment benefits and share-based compensation. Compensation of the Company’s Board level directors consists of cash and share-based compensation. The transactions have been entered into with the Company in the normal course of operations.

Transactions with related parties

There were no transactions or balances with Red Isle Private Investments Inc. or MHR during any of the periods presented.

Other related party transactions

The Company funds certain defined benefit pension plans. Contributions made to the plans for the three and six months ended June 30, 2025 were $0.4 million and $1.0 million (three and six months ended June 30, 2024 — $0.7 million and $1.3 million).

The Company funds certain defined contribution pension plans. Contributions made to the plans for the three and six months ended June 30, 2025 were $0.6 million and $1.1 million (three and six months ended June 30, 2024 — $0.4 million and $0.8 million).

Item 2.    Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following management’s discussion and analysis (the “MD&A”) should be read in conjunction with Telesat Corporation’s unaudited interim condensed consolidated financial statements and the related notes for the three and six month periods ended June 30, 2025.

As used in this MD&A, unless the context states or requires otherwise, references to “Telesat,” “Company,” “we,” “our” and “us” refer to Telesat Corporation and its subsidiaries.    Unless the context states or requires otherwise, reference herein to “the consolidated financial statements” or “the financial statements” or similar terms refer to Telesat Corporation’s unaudited interim condensed consolidated financial statements included herein.

All figures reported in this MD&A are in Canadian dollars, except where we indicate otherwise, and are referenced as “$” and “dollars”.

This MD&A contains a translation of some Canadian dollar amounts into United States dollars at specified exchange rates solely for your convenience. All references to “US$” and “U.S. dollar” refer to United States dollars.

The financial statements presented herein have been prepared in accordance with International Accounting Standards 34, Interim Financial Reporting.

Certain totals, subtotals and percentages may not reconcile due to rounding.

The information contained in this MD&A takes into account information available up to August 5, 2025, unless otherwise noted.

This MD&A makes reference to certain non-IFRS Accounting Standards measures, namely, Adjusted EBITDA, Adjusted EBITDA margin and Consolidated EBITDA. These measures are not recognized measures under IFRS® Accounting Standards and do not have a standardized meaning prescribed by IFRS Accounting Standards and are therefore unlikely to be comparable to similar measures presented by other companies. Accordingly, these measures should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS Accounting Standards. Rather, these non-IFRS Accounting Standards measures are used to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS Accounting Standards measures. We also believe that securities analysts, investors and other interested parties frequently use non-IFRS Accounting Standards measures in the evaluation of issuers. Our management also uses non-IFRS Accounting Standards measures in order to facilitate operating performance comparisons from period to period, to prepare annual operating budgets and forecasts and to determine components of management compensation. For a reconciliation of the non-IFRS Accounting Standards measure to the most closely comparable IFRS Accounting Standards measure, see below under the heading “Non-IFRS Accounting Standards Measures”.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this MD&A, the words “believes,” “expects,” “plans,” “may,” “will,” “would,” “could,” “should,” “anticipates,” “estimates,” “project,” “intend” or “outlook” or other variations of these words or other similar expressions are intended to identify forward-looking statements and information. In addition, Telesat or its representatives have made or may make forward-looking statements, orally or in writing, which may be included in, but are not limited to, various filings made from time to time with the U.S. Securities and Exchange Commission (“SEC”) and Canadian securities regulatory authorities, and press releases or oral statements made with the approval of an authorized executive officer of Telesat. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management’s expectations, estimates and projections regarding future events or circumstances.

These forward-looking statements and other forward-looking information are based on our opinions, estimates and assumptions in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors that we currently believe are appropriate and reasonable in the circumstances. Actual results may differ materially from anticipated results as a result of certain risks and uncertainties described. The results are not limited to the risks listed below and, in the section, entitled “Risk Factors” included in Telesat Corporation’s Annual Report on Form 20-F for the year ended December 31, 2024 (the “Annual Report”), which were filed with the

SEC and the Canadian securities regulatory authorities on March 27, 2025 and our quarterly report on Form 6-K filed on May 6, 2025. The Annual Report and Form 6-Ks can be obtained on the SEC’s website at https://www.sec.gov and the System for Electronic Document Analysis and Retrieval (“SEDAR+”) at https://www.sedarplus.ca. There may be additional risks of which we are not presently aware or that we currently believe are immaterial which could have an adverse impact on our business. We make no commitment to revise or update any forward-looking statements in order to reflect events or circumstances that may change, except where we are expressly required to do so by law.

Factors that could cause actual results to differ from those projected include, but are not limited to (1) risks associated with financial factors, including swings in the global financial markets, tariffs, increases in interest rates, fluctuations in foreign exchange rates, and access to capital; (2) risks associated with satellite services, including dependence on large customers, launch delays and failures, in-orbit failures and competition; (3) risks and uncertainties associated with Telesat Lightspeed, including overcoming technological challenges, access to spectrum and markets, governmental restrictions or regulations, the impact of inflation on development costs and financing, raising sufficient capital to design and implement the system and competition from other low earth orbit systems; (4) regulatory risks, such as the effect of industry and government regulations that affect Telesat; and (5) other risks. The foregoing list of important factors is not exclusive. Furthermore, Telesat operates in an industry sector where securities values may be volatile and may be influenced by economic and other factors beyond Telesat’s control.

These factors should not be construed as exhaustive and should be read with the other cautionary statements in this MD&A. These forward-looking statements are based on our current expectations, estimates, forecasts and projections about our business and the industry in which we operate and management’s beliefs and assumptions, and are not guarantees of future performance or development and involve known and unknown risks, uncertainties and other factors that are in some cases beyond our control. As a result, any or all of our forward-looking statements in this MD&A may turn out to be inaccurate.

Comparisons of results for current and any prior periods are not intended to express any future trends or indications of future performance, unless specifically expressed as such, and should only be viewed as historical data. These forward-looking statements speak only as at the date of this MD&A. Except as required by law, we assume no obligation to update or revise these forward-looking statements for any reason, even if new information becomes available in the future. You should, however, review the factors and risks we describe in the reports we will file from time to time with the SEC and the Canadian securities regulatory authorities, after the date of this MD&A.

This MD&A contains estimates, projections, market research and other information concerning our industry, our business, and the markets for our services. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information.

Unless otherwise expressly stated, we obtained this industry, business, market and other data from our own internal estimates and research as well as from reports, research surveys, studies and similar data prepared by market research firms and other third parties, industry and general publications, government data and similar sources.

In addition, assumptions and estimates of our and our industry’s future performance are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section of our Annual Report entitled “Risk Factors” and our report on Form 6-K filed on May 6, 2025. These and other factors could cause our future performance to differ materially from our assumptions and estimates.

Any references to forward-looking statements in this MD&A include forward-looking information within the meaning of applicable Canadian securities laws.

Additional information regarding the Company, including the Annual Report, can be obtained on the SEC’s website at https://www.sec.gov and on SEDAR+ at https://www.sedarplus.ca.

OVERVIEW OF THE BUSINESS

We are a leading global satellite services operator, providing our customers with mission-critical communications services since the start of the satellite communications industry in the 1960s. Through a combination of advanced satellites and ground facilities and a highly expert and dedicated staff, our communications solutions support the requirements of sophisticated satellite users throughout the world. We are organized into two operating segments: low earth orbit (“LEO”) and geostationary orbit (“GEO”) and other. We provide our services through three business categories: Broadcast, Enterprise and Consulting and other.

The satellite services business is capital intensive and the build-out of a satellite fleet requires substantial time and investment. Once the investment in a satellite is made, the incremental costs to maintain and operate the satellite are relatively low over the life of the satellite, with the exception of in-orbit insurance.

As at June 30, 2025, we provided satellite services to customers from our fleet of 14 in-orbit GEO satellites, as well as our Canadian payload on the ViaSat-1 satellite. We also manage the operations of additional satellites for third parties.

We are building what we believe will be one of the world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, called “Telesat Lightspeed” — a platform designed to revolutionize the provision of global broadband connectivity. In January 2018, our first LEO satellite, LEO 1, was successfully launched into orbit. The LEO 1 satellite demonstrated certain key features of the Telesat Lightspeed system design, specifically the capability of the satellite and customer terminals to deliver a low latency broadband experience. In July 2023, we successfully launched our LEO 3 satellite into orbit, and it has since replaced LEO 1. We also deployed ground infrastructure to support testing with a variety of existing and prospective customers and potential suppliers of the Telesat Lightspeed system hardware.

In September 2024, Telesat LEO Inc. (“Telesat LEO”) completed financing agreements with the Government of Canada (“GoC”) and Government of Quebec (“GoQ”) for loans of $2.14 billion and $400 million, respectively, for the Telesat Lightspeed constellation (“Telesat Lightspeed Financing”). See “— Debt — Telesat Lightspeed Financing — Senior Secured Term Loan Facilities”, below.

Telesat and its affiliates operate satellites pursuant to authorizations granted by governments, including those of Canada, the United States, Brazil, the Kingdom of Tonga and the United Kingdom, to access and use certain geostationary orbital locations and associated spectrum resources. The use of these orbital locations, as well as our other operations, is subject to a variety of Canadian and international regulations.

Revenue

We earn most of our revenue by providing video and data services using satellite transponder capacity. We also earn revenue by providing ground-based transmit and receive services, selling equipment, managing satellite networks, and providing consulting services in the field of satellite communications.

We recognize revenue from satellite services on a monthly basis as services are performed in an amount that reflects the consideration we expect to receive in exchange for those services. We account for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are identified, the contract has commercial substance and collectability is considered probable.

Consulting revenue for cost plus contracts is recognized as the approved time and labor is completed by Telesat. We recognize consulting revenue for fixed price contracts using the input method to determine the progress towards complete satisfaction of the performance obligation. Equipment sale revenue is recognized when the customer obtains control of the equipment, being at the time the equipment is delivered to and accepted by the customer.

Expenses

Our operating expenses consist of labor and variable operating expenses which include in-orbit insurance and direct-billed expenses, such as third-party contractor services. As we further our Lightspeed development, we anticipate that our labor costs will continue to increase.

Interest expense is significant and arises principally from our: Senior Secured Credit Facilities comprised of two outstanding secured credit facilities, which include a revolving facility that matured in 2024 and Term Loan B (“U.S. TLB Facility”) maturing in 2026 (together, the “Senior Secured Credit Facilities”); 6.5% senior unsecured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2027 Senior Unsecured Notes”); 4.875% senior secured notes due in 2027 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2027 Senior Secured Notes”); and 5.625% senior secured notes due in 2026 issued by Telesat Canada and Telesat LLC, as the co-issuer (the “2026 Senior Secured Notes”). The Senior Secured Credit Facilities, 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes are collectively known as “Telesat Canada Debt”.

We also incur significant interest on the Telesat Lightspeed Financing, which we expect to capitalize against the costs of the constellation until the constellation is in service.

Other significant operating expenses include the straight-line depreciation of the cost of each of our satellites over their useful lives and amortization expense related to various finite-life intangible assets.

FUTURE OUTLOOK

Our desirable spectrum rights, commitment to providing the highest level of customer service, deep technical expertise and culture of innovation have enabled us to successfully develop our business to date. Leveraging these strengths and building on our existing contractual backlog, our focus is on profitably growing our business by increasing the utilization of our in-orbit satellites and, in a disciplined manner, deploying expansion satellite capacity where we anticipate there will be strong market demand.

After decades of developing and successfully operating our GEO satellite services business, we are now poised to revolutionize the provision of global broadband connectivity by building what we believe will be one the of world’s most advanced constellations of LEO satellites and integrated terrestrial infrastructure, Telesat Lightspeed.

We believe we are well-positioned to serve our customers and the markets in which we participate. Although we pursue opportunities to develop new satellites, we do not procure additional or replacement satellites until we believe there is a demonstrated need and a sound business plan for such satellite capacity.

As we move through 2025, we remain focused on increasing the utilization of our existing satellites, the deployment of our global Telesat Lightspeed constellation, and identifying and pursuing opportunities to invest in expansion satellite capacity all while maintaining our operating discipline.

RESULTS OF OPERATIONS

Review of financial performance

Telesat Corporation’s net income for the three months ended June 30, 2025, was $75.5 million compared to $129.3 million for the same period in the prior year.

Telesat Corporation’s net income for the six months ended June 30, 2025, was $24.1 million compared to $76.9 million for the same period in the prior year.

The decreases for the three and six months ended June 30, 2025 were primarily due a decrease in revenues combined with a loss on the changes in the fair value of the derivative liabilities associated with the warrants issued in conjunction with the Telesat Lightspeed Financing and a lower gain on repurchase of debt compared to the same periods in the prior year. This was partially offset by a net positive variation in foreign exchange on the conversion of the U.S. dollar debt into Canadian dollars.

Below are the foreign exchange rates used for our interim condensed consolidated financial statements and this MD&A:

	Q1 2025	Q2 2025	Q2 YTD 2025	December 31, 2024	June 30, 2025
US$ to $ spot rate	—	—	—	1.4384	1.3608
US$ to $ average rates	1.4344	1.3838	1.4091	—	—
	Q1 2024	Q2 2024	Q2 YTD 2024	December 31, 2023	June 30, 2024
US$ to $ spot rate	—	—	—	1.3243	1.3679
US$ to $ average rates	1.3483	1.3682	1.3583	—	—

Revenue

($ millions except percentages)	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
	2025	2024		2025	2024
Broadcast	$51.2	$73.5	(30.3)%	$106.3	$146.0	(27.2)%
Enterprise	52.6	67.1	(21.6)%	109.4	140.0	(21.8)%
Consulting and other	2.3	11.9	(80.7)%	7.1	18.7	(61.8)%
Revenue	$106.1	$152.4	(30.4)%	$222.9	$304.6	(26.8)%

Total revenue for the three months ended June 30, 2025 decreased by $46.3 million to $106.1 million, when compared to the same period in the prior year. Total revenue for the six months ended June 30, 2025 decreased by $81.8 million to $222.9 million, when compared to the same period in the prior year.

Revenue from Broadcast services decreased by $22.2 million and $39.7 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. These decreases in GEO revenue were mainly due to a lower rate on the renewal of a long-term agreement with a direct-to-home (“DTH”) customer in the fourth quarter of 2024 and the termination of service from another DTH customer in the third quarter of 2024.

Revenue from Enterprise services decreased by $14.5 million and $30.5 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. These decreases in GEO revenue were due to reductions of services to certain customers, in particular services for an Indonesian rural broadband program, combined with lower equipment sales to Canadian government customers.

Consulting and other revenue decreased by $9.6 million and $11.5 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. The decreases were primarily due to lower LEO consulting services provided to NASA Goddard Space Flight Center.

Expenses

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
($ millions except percentages)	2025	2024		2025	2024
Depreciation	$25.9	$31.6	(18.1)%	$51.8	$68.0	(23.8)%
Amortization	11.6	2.8	314.5%	22.5	5.6	300.2%
Operating expenses	50.6	56.3	(10.2)%	103.6	103.4	(0.2)%
Other operating (gains) losses, net	0.1	—	100.0%	(3.8)	—	(100.0)%
Expenses	$88.2	$90.8	(2.8)%	$174.1	$177.1	(1.7)%

Depreciation

Depreciation of satellites, property and other equipment decreased by $5.7 million and $16.2 million for the three and six months ended June 30, 2025, when compared to the same periods in the prior year. The decreases in depreciation were primarily due to the end of useful lives, for accounting purposes, of our Telstar 11N satellite in March 2024 and Nimiq 5 satellite in September 2024.

Amortization

Amortization of intangible assets increased by $8.8 million and $16.9 million for the three and six months ended June 30, 2025, when compared to the same periods in the prior year. The increases were primarily related to the amortization of orbital slots, which were transferred from indefinite life assets to finite life assets effective January 1, 2025.

Operating Expenses

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
($ millions except percentages)	2025	2024		2025	2024
Compensation and employee benefits	$21.6	$28.4	(24.0)%	$47.6	$53.7	(11.3)%
Other operating expenses	24.7	16.8	46.6%	44.9	27.9	60.8%
Cost of sales	4.3	11.1	(60.8)%	11.1	21.8	(49.2)%
Operating expenses	$50.6	$56.3	(10.2)%	$103.6	$103.4	(0.2)%

Total operating expenses decreased by $5.7 million and increased by $0.2 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year.

Compensation and employee benefits decreased by $6.8 million and $6.0 million for the three and six months ended June 30, 2025, respectively, in comparison to the same periods in the prior year. The decreases were primarily due to higher capitalized engineering related to LEO and lower share-based compensation which were partially offset by an increase in wages and benefits relating to the ramping up of LEO operations.

Other operating expenses increased by $7.8 million and $17.0 million for the three and six months ended June 30, 2025, respectively, in comparison to the same periods in the prior year. The increases were primarily due to higher GEO legal and professional fees and to an increase in software licensing costs associated with LEO.

Cost of sales decreased by $6.7 million and $10.7 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. The decreases were primarily due to lower consulting costs tied to lower LEO consulting revenue from NASA Goddard Space Flight Center.

Interest Expense

	Three Months Ended June 30,		% Increase (Decrease)	Six Months Ended June 30,		% Increase (Decrease)
($ millions except percentages)	2025	2024		2025	2024
Debt service costs	$57.7	$57.8	(0.6)%	$113.9	$118.0	(3.4)%
Interest on significant financing component	3.1	3.5	(12.2)%	6.4	7.1	(10.7)%
Interest on satellite performance incentive payments	0.2	0.3	(19.4)%	0.5	0.6	(18.9)%
Interest on employee benefit plans, net	(0.3)	—	100%	(0.5)	(0.1)	583.3%
Interest on leases	0.6	0.4	(57.5)%	1.0	0.7	39.1%
Capitalized interest	(7.5)	—	100%	(11.0)	—	100%
Interest expense	$53.6	$61.9	(13.4)%	$110.3	$126.4	(12.7)%

Interest expense included interest related to our debt, as well as interest related to our derivative instruments, significant financing components on certain revenue agreements, satellite performance incentive payments, employee benefit plans and leases.

Debt service costs, which included interest expense on indebtedness and derivative instruments, decreased by $0.3 million and $4.1 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. The decreases in interest expense were primarily due to the impact of the repurchases of a portion of the U.S. TLB Facility, 2027 Senior Unsecured Notes, 2027 Senior Secured Notes, and 2026 Senior Secured Notes, as well as a decrease in interest rates on the U.S. TLB Facility. These decreases were partially offset by interest on the Telesat Lightspeed Financing under which first draws occurred in 2025.

Interest expense on significant financing component decreased by $0.4 million and $0.8 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. The decreases in interest expense were primarily due to lower average prepayment balances.

Interest on satellite performance incentive payments decreased by $0.1 million and $0.1 million for the three and six months ended June 30, 2025 when compared to the same periods in the prior year, primarily due to declining balances of satellite performance incentive liabilities.

Interest expense on employee benefit plans decreased by $0.2 million and $0.5 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year.

Interest on leases increased by $0.2 million and $0.3 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. The increases were due to new leases entered into related to Telesat Lightspeed.

Capitalized interest increased by $7.5 million and $11.0 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. Balances relate to interest capitalized to the Lightspeed constellation associated with the Telesat Lightspeed Financing.

Interest and Other Income

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2025	2024	2025	2024
Interest and other income	$6.8	$20.2	$13.0	$41.4

Interest and other income decreased by $13.4 million and $28.3 million for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. The decreases were primarily due to lower interest rates, lower average cash and cash equivalent balances combined with decreases in short term investments compared to the same periods in the prior year.

Foreign Exchange & Derivatives

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2025	2024	2025	2024
Gain (loss) on changes in fair value of financial instruments	$(13.2)	$—	$(46.7)	$—
Gain (loss) on foreign exchange	$114.6	$(34.5)	$117.1	$(102.9)

The loss on changes in fair value of financial instruments for the three and six months ended June 30, 2025 was $13.2 and $46.7 million. The loss on changes in fair value of financial instruments was due to the change in fair value of the derivative liabilities associated with the warrants issued in conjunction with the Telesat Lightspeed Financing. There was no gain (loss) on changes in fair value of financial instruments for the three and six months ended June 30, 2024.

The foreign exchange gain for the three and six months ended June 30, 2025, was $114.6 million and $117.1 million respectively, compared to a foreign exchange loss of $34.5 million and $102.9 million for the same period in the prior year, respectively, resulting in a positive change of $149.1 million and $220.0 million, respectively.

The gain for the three months ended June 30, 2025 was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at June 30, 2025 ($1.3608), compared to the spot rate as at March 31, 2025 ($1.4387) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

The gain for the six months ended June 30, 2025 was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at June 30, 2025 ($1.3608), compared to the spot rate as at December 31, 2024 ($1.4384) and the resulting impact on the translation of our U.S. dollar and Canadian dollar denominated indebtedness and our Canadian dollar derivative warrant liabilities.

The loss for the three months ended June 30, 2024 was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at June 30, 2024 ($1.3679), compared to the spot rate as at March 31, 2024 ($1.3540), and the resulting impact on the translation of our U.S. dollar denominated indebtedness.

The loss for the six months ended June 30, 2024 was mainly the result of the variation of the U.S. dollar to Canadian dollar spot rate as at June 30, 2024 ($1.3679), compared to the spot rate as at December 31, 2023 ($1.3243), and the resulting impact on the translation of our U.S. dollar denominated indebtedness.

Income Taxes

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2025	2024	2025	2024
Current tax expense (recovery)	$12.0	$31.2	$14.5	$39.1
Deferred tax expense (recovery)	(8.2)	(2.6)	(9.8)	(4.1)
Tax expense (recovery)	$3.8	$28.5	$4.7	$35.0

The tax expense decreased by $24.7 million and $30.3 million, for the three and six months ended June 30, 2025, respectively, when compared to the same periods in the prior year. The decrease for the three and six months ended June 30, 2025 was primarily due to a decrease in operating income and a lower gain on the repurchase of debt.

Backlog

Our backlog represents future cash inflows from capacity allocation or service delivery contracts. As of June 30, 2025, GEO backlog was $0.9 billion and represents our expected future revenue from existing GEO service contracts (without discounting for present value) including any deferred revenue that we will recognize in the future in respect of cash already received. As of the date of this filing, the expected cash inflows from Telesat Lightspeed capacity allocation and service contracts (without discounting for present value) was $1.0 billion.

Generally, following the successful launch of a satellite, if the satellite is operating nominally, our customers may only terminate their service agreements for satellite capacity by paying us all, or substantially all, of the payments that would have otherwise become due over the term of the service agreement. However, if certain of our existing satellites were to experience an in-orbit failure, or otherwise fail to operate as anticipated, our customers may be entitled to terminate their agreement, and we may be obligated to return all or a portion of the customer prepayments made under service agreements for that satellite and reduce the associated backlog. Any repayments under such conditions would be funded by insurance proceeds we may receive, cash on hand and short-term investments.

We expect our backlog as at June 30, 2025 to be recognized as follows:

($ millions)	Remaining 2025	2026	2027	2028	2029	Thereafter
Backlog	$172.5	$232.9	$157.3	$91.8	$72.3	$163.6

LIQUIDITY AND CAPITAL RESOURCES

Cash and Available Credit

As at June 30, 2025, we had $547.4 million of cash and short-term investments, including $330.8 million held in unrestricted subsidiaries. To finance the LEO constellation, we also have in aggregate $2.2 billion of Telesat Lightspeed Financing available to draw, subject to certain conditions. As at June 30, 2025, we have drawn $340 million against the Telesat Lightspeed Financing.

Cash Flows from Operating Activities

Cash flows from operating activities for the six months ended June 30, 2025 was $108.3 million, a $40.8 million increase compared to the same period in the prior year. The increase was primarily due to the collection of certain other receivables outstanding from December 2024, partially offset by the decline in revenue.

Cash Flows (used in) generated from Investing Activities

Cash used in investing activities for the six months ended June 30, 2025 was $412.7 million. This consisted mainly of payments associated with the Telesat Lightspeed constellation.

Cash used in investing activities for the six months ended June 30, 2024 was $219.9 million. This consisted mainly of payments associated with the Telesat Lightspeed constellation.

Cash Flows (used in) generated from Financing Activities

Cash generated from financing activities for the six months ended June 30, 2025 was $324.4 million. This was primarily due to drawings under the Telesat Lightspeed Financing.

Cash used in financing activities for the six months ended June 30, 2024 was $137.0 million. This was primarily due to the repurchase of a portion of the 2027 Senior Unsecured Notes, 2027 Senior Secured Notes, 2026 Senior Secured Notes and U.S. TLB Facility.

Government Grant

In 2019, we entered into an agreement with the GoC pursuant to which the GoC would contribute up to $85.0 million to support the development of the Telesat Lightspeed constellation through the GoC Strategic Innovation Fund. In return for the grant, Telesat has made a number of commitments to the GoC, including commitments to conduct over $200.0 million of research and development activities in Canada as well as to expand its Canadian workforce.

The costs that were incurred in connection with this program are summarized below:

($ millions)	Six months ended June 30, 2025	Year ended December 31, 2024
Satellites, property and other equipment	$382.5	$1,088.4
Operating expenses	34.5	77.4
Total costs incurred	$417.0	$1,165.8

Total research and development costs for Telesat Lightspeed for the six months ended June 30, 2025 increased by $46.9 million from $370.1 million to $417.0 million, when compared to the same period in the prior year.

The variation was primarily driven by a ramp in our investment in the Telesat Lightspeed program.

The following claims against the government grant have been made against the costs incurred associated with the program:

($ millions)	Six months ended June 30, 2025	Year ended December 31, 2024
Satellites, property and other equipment	$—	$5.4
Operating expenses	1.3	8.0
Total claims	$1.3	$13.4

Liquidity

A large portion of our annual cash receipts are reasonably predictable because they are primarily derived from an existing backlog of long-term customer contracts. We believe cash and short-term investments as at June 30, 2025 and cash flows from operating activities will be adequate to meet our expected cash requirements for at least the next twelve months for activities in the normal course of business, including required interest and principal payments on our indebtedness and our capital requirements for our GEO business. Similarly, we believe our existing cash, cash flows from operating activities and drawings on our Telesat Lightspeed Financing will be adequate to cover the cost of the ongoing construction and global service deployment of the Telesat Lightspeed constellation for our LEO business.

We have from time to time used available cash to repurchase some of our existing debt. We may from time to time continue to seek to repay, repurchase, exchange, refinance or otherwise retire our existing debt in open market transactions, privately negotiated transactions, tender offers, exchange offers, pursuant to the term of debt or otherwise. We may also incur additional debt to fund such transactions or exchange existing debt for newly issued debt obligations or equity or equity-like securities. Such transactions, if any, will depend on prevailing market conditions, trading prices of debt from time to time, our liquidity requirements and cash position, contractual restrictions and other factors. The amount involved in any such transactions, individually or in the aggregate, may be material. We cannot provide any assurance as to if or when we will consummate any such transactions or the terms of any such transactions.

The construction of any satellite replacement or expansion program, including expansion of the Telesat Lightspeed constellation, will require significant capital expenditures. Cash required for any future satellite programs may be funded from a range of sources including: cash and short-term investments, cash flows generated from operating activities, cash flows from customer prepayments, export credit agency financing, vendor financing, equity investments, including through the issuance of public equity, additional secured or unsecured debt financing, and government sources. We may also raise additional funding for expansion of the Telesat Lightspeed constellation through the issuance of additional equity of, or debt at, our unrestricted subsidiaries which own, and will operate and commercialize, the Telesat Lightspeed constellation.

We may sell certain satellite assets and, in accordance with the terms and conditions of the Senior Secured Credit Facilities, reinvest the proceeds in replacement satellites or pay down indebtedness under the Senior Secured Credit Facilities. However, our ability to access these sources of funding is not guaranteed, and therefore, we may not be able to fully fund additional replacement or new satellite programs.

We are building our Telesat Lightspeed constellation in unrestricted subsidiaries (as defined in the credit agreement governing our Senior Secured Credit Facilities (the “Credit Agreement”) and indentures governing the 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes (together, the “Indentures”)), and intend to complete the deployment of and operate our Telesat Lightspeed constellation through current or future unrestricted subsidiaries.

Debt

Senior Secured Credit Facilities

The obligations under the Credit Agreement and the guarantees of those obligations are secured, subject to certain exceptions, by a first priority security interest in the assets of Telesat Canada and certain of our subsidiaries (“Guarantors”). The Credit Agreement contains covenants that restrict the ability of Telesat Canada and the Guarantors to take specified actions, including, among other things and subject to certain significant exceptions: creating liens, incurring indebtedness, making investments, engaging in mergers, selling property, paying dividends, entering into sale-leaseback transactions, creating subsidiaries, repaying subordinated debt or amending organizational documents. The Credit Agreement contains customary events of default and affirmative covenants, including an excess cash sweep, that may require us to repay a portion of the outstanding principal under our Senior Secured Credit Facilities prior to the stated maturity.

As of June 30, 2025, our Senior Secured Credit Facilities is comprised of the following facility:

Term Loan B — U.S. Facility

Telesat Canada’s Term Loan B — U.S. Facility is a US$1,908.5 million facility maturing in December 2026. As at June 30, 2025, the outstanding balance was US$1,320.5 million.

Effective May 9, 2023, Telesat Canada entered into the Amendment to the Credit Agreement. The Amendment amends the Credit Agreement to replace LIBOR-based benchmark rates with SOFR-based benchmark rates and to make certain other conforming changes. Following the Amendment, loans under the Term Loan B Facility bear interest, at Telesat Canada’s option, at either (i) a floating rate based on the base rate, plus an applicable margin of 1.75% or (ii) a floating rate based on SOFR, plus an applicable margin of 2.75%. In addition, loans benchmarked against SOFR will be subject to a credit spread adjustment of 0.11448% for a one-month interest period, 0.26161% for a three-month interest period and 0.42826% for a six-month interest period.

The mandatory principal repayments on our U.S. TLB Facility are one quarter of 1.00% of the value of the loan, which must be paid on the last day of each quarter. There are currently no mandatory quarterly principal repayments required.

2027 Senior Secured Notes

Telesat Canada’s 2027 Senior Secured Notes, in the amount of US$400.0 million, bear interest at an annual rate of 4.875% and are due in June 2027.

As at June 30, 2025, the balance outstanding was US$225.0 million. The indenture governing the 2027 Senior Secured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance and effect mergers with another entity, in each case subject to exceptions provided in the 2027 Senior Secured Notes indenture.

2026 Senior Secured Notes

In April 2021, we issued US$500.0 million in aggregate principal amount of 2026 Senior Secured Notes which bear interest at an annual rate of 5.625% and are due in December 2026.

As at June 30, 2025, the balance outstanding was US$387.0 million. The indenture governing the 2026 Senior Secured Notes includes covenants and terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel its satellite insurance, and effect mergers with another entity, in each case subject to exceptions provided in such indenture.

2027 Senior Unsecured Notes

Telesat Canada’s 2027 Senior Unsecured Notes, in the original principal amount of US$550.0 million, bear interest at an annual rate of 6.5% and are due in October 2027.

As at June 30, 2025, the balance outstanding was US$213.0 million. The indenture governing the 2027 Senior Unsecured Notes includes covenants or terms that restrict our ability to, among other things, incur additional indebtedness, incur liens, pay dividends or make certain other restricted payments, investments or acquisitions, enter into certain transactions with affiliates, modify or cancel our satellite insurance and effect mergers with another entity, in each case subject to exceptions provided in the 2027 Senior Unsecured Notes indenture.

During the three and six months ended June 30, 2025, we repurchased 2027 Senior Unsecured Notes with a principal amount of $11.4 million (US$8.2 million) in exchange for $4.5 million (US$3.3 million). The repurchase resulted in a gain on repurchase of debt of $6.9 million (US$4.9 million). The repurchase also resulted in a write-off of the related debt issue costs and prepayment options.

Telesat Lightspeed Financing — Senior Secured Term Loan Facilities

To fund our Lightspeed LEO constellation, on September 13, 2024, Telesat LEO Inc. (a wholly owned unrestricted subsidiary of Telesat) entered into the Telesat Lightspeed Financing with the GoC and GoQ for senior secured non-revolving delayed draw term loan facilities in the principal amount of $2,140 million and $400 million, respectively.

The Telesat Lightspeed Financing carries a floating interest rate of 4.75% above the 3-month term CORRA on the outstanding drawn loan amount with a 15-year maturity. All interest accrued on the Telesat Lightspeed Financing until six months after the initial project completion date (a date upon which a certain number of satellites under the LEO project have been launched, with a certain number of satellites made operational and certain other milestones under the agreement being met) shall be added to the principal amount.

Unless accelerated on the event of default as defined in the Telesat Lightspeed Financing, principal repayment of the loan is required on a semi-annual installment basis in 10 years commencing one year after initial project completion date subject to the mandatory repayment of the full amount by the 15th anniversary of the initial draw on the loan. The amount of each semi-annual installment will be calculated as a percentage of the total loan amount as prescribed in the loan agreement.

In addition to the regular repayment, we will also be required to make mandatory prepayment or repayment under certain circumstances including in cases when Telesat LEO Inc. has excess cash flow. The Telesat Lightspeed Financing also provides a full or partial prepayment option to Telesat LEO Inc.

The Telesat Lightspeed Financing includes both financial and non-financial covenants with which we must comply.

As consideration for the Telesat Lightspeed Financing, Telesat LEO Inc., before the initial draw on the loan, on November 15, 2024, entered into an agreement with the GoC and the GoQ which irrevocably granted warrants equivalent to 11.87% of common shares in the capital of Telesat LEO Inc. on a fully diluted basis (“Telesat Lightspeed Financing Warrants”). The Telesat Lightspeed Financing Warrants are exercisable in whole or in part, at any time after the second anniversary of the date of their issuance and up to 10 years from the issuance date (subject to certain terms and conditions of the warrant agreement) based upon an equity valuation of US$3 billion for Telesat LEO Inc.

On initial recognition, the Telesat Lightspeed Financing Warrants were recorded against other current and long-term assets with the derivative recorded against other current and long-term financial liabilities. The initial fair value impact, as at November 15, 2024, of the Telesat Lightspeed Financing Warrants was $604.3 million. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the current and long-term assets are transferred to the debt issue costs against the long-term indebtedness. These balances are amortized to the statement of income (loss) using the effective interest method. The carrying amount against the indebtedness as of June 30, 2025 was $76.8 million.

Debt issue costs of $37.5 million were incurred in connection with the Telesat Lightspeed Financing. These balances are recorded against prepaid expenses and other current assets and long-term assets. As the drawdowns are made against the Telesat Lightspeed Financing, the proportional amount of the prepaid expenses and other current assets and long-term assets are transferred to the debt issue costs against the long-term indebtedness. The liability is subsequently amortized using the effective interest method. The carrying amount against the indebtedness as of June 30, 2025 was $4.8 million.

For the derivatives recorded against the current and long-term financial liabilities, the balances are marked to market at each reporting date thereafter in the statement of income (loss) as part of the gain (loss) on changes in fair value of financial instruments.

The Telesat Lightspeed Financing is secured by substantially all of the assets in our Unrestricted Subsidiaries. As at November 15, 2024, all conditions precedent to drawdown of the loans under the Telesat Lightspeed Financing were met.

As at June 30, 2025, $349.5 million of the Telesat Lightspeed Financing was outstanding of which $294.5 million and $55.0 million was outstanding with the GoC and GoQ, respectively. The balance consists of $340.0 million of draws combined with $9.5 million of interest which was capitalized to the principal on the loan facility. The interest capitalized against the loan facility was split between $8.0 million and $1.5 million with the GoC and GoQ, respectively.

Covenant Compliance

As of the date hereof, we were in compliance with the financial covenants of our Telesat Canada Debt and the Telesat Lightspeed Financing.

Debt Service Cost

An estimate of the interest expense is based upon assumptions of foreign exchange rates, SOFR, CORRA and the applicable margins of our Senior Secured Credit Facilities. Our interest expense for the year ending December 31, 2025, is expected to be approximately $201.5 million. Our interest expense for the Telesat Lightspeed Financing is expected to be $31.2 million for the year ending December 31, 2025, which is anticipated to be capitalized against the assets under construction. The interest expense excludes the amortization of our deferred financing costs, prepayment options, warrants and loss on repayment.

Derivatives

We use, from time to time, interest rate and currency derivatives to manage our exposure to changes in interest rates and foreign exchange rates. As at June 30, 2025, there were no interest rate or currency derivatives that were outstanding.

We have embedded derivatives, on certain of our Telesat Canada debt, that are accounted for separately at fair value. These embedded derivatives are related to the prepayment option on our 2027 Senior Unsecured Notes, the prepayment option on our 2027 Senior Secured Notes and the prepayment option on our 2026 Senior Secured Notes. As at June 30, 2025, the fair value of the embedded derivative related to the prepayment option on our 2027 Senior Unsecured Notes, 2027 Senior Secured Notes and 2026 Senior Secured Notes was $Nil.

In addition, we also have embedded derivatives associated with the Telesat Lightspeed Financing with the GoC and GoQ. As part of the Telesat Lightspeed Financing, Telesat LEO issued the Telesat Lightspeed Financing Warrants representing 11.87% of its total shares on a fully diluted basis, with standard anti-dilution adjustments.

At their inception on November 15, 2024, the fair value of the embedded derivatives with respect to the Telesat Lightspeed Financing Warrants was $604.3 million. As at June 30, 2025, the fair value of the embedded derivatives was $663.8 million.

The changes in the fair value of these embedded derivatives are recorded on our consolidated statements of income as a gain or loss on changes in fair value of financial instruments and are non-cash.

All derivative instruments are measured at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the principal market under current market conditions at the measurement date. Where possible, fair values are based on the quoted market values in an active market. In the absence of an active market, we determine fair values based on prevailing market rates (bid and ask prices, as appropriate) for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models or frameworks and discounted cash flow analysis, using observable market-based inputs.

These estimates are affected significantly by the assumptions for the amount and timing of estimated future cash flows and discount rates, which all reflect varying degrees of risk. Potential income taxes and other expenses that would be incurred on disposition of our derivative instruments are not reflected in the fair values. The fair values also include an adjustment related to the counterparty credit risk. As a result, the fair values are not necessarily the net amounts that would be realized if these instruments were actually settled.

MARKET RISK

Credit Risk Related to Financial Instruments

Financial instruments that potentially subject us to a concentration of credit risk consist of cash and short-term investments, accounts receivable, derivative assets and other assets. Cash and short-term investments are invested with high quality financial institutions and are governed by our corporate investment policy, which aims to reduce credit risk by restricting investments to high-grade, mainly U.S. dollar and Canadian dollar denominated investments. Credit checks are performed to minimize exposure to any one customer. We are exposed to credit risk if counterparties to our derivative instruments are unable to meet their obligations. It is expected that these counterparties will be able to meet their obligations as they are institutions with strong credit ratings, but we continue to periodically monitor their credit risk and credit exposure.

Foreign Exchange Risk

Our operating results are subject to fluctuations as a result of exchange rate variations to the extent that transactions are made in currencies other than Canadian dollars or in cases where transactions are in Canadian dollars where the functional currency is other than Canadian dollars. The most significant impact of variations in the exchange rate is on our U.S. dollar denominated indebtedness and cash and short-term investments combined with the Canadian dollar indebtedness and derivative liabilities held in a subsidiary with other than a Canadian functional currency. In addition, a portion of our revenue and expenses, as well as the majority of our capital expenditures are denominated in U.S. dollars. As a result, the volatility of the U.S. currency, and in certain cases Canadian currency, exposes us to foreign exchange risks.

For the three month period ended June 30, 2025, we recorded a mainly non-cash foreign exchange gain of approximately $114.6 million due to a weaker U.S. to Canadian dollar spot rate ($1.3608) compared to March 31, 2025 ($1.4387).

For the three month period ended June 30, 2024, we recorded a mainly non-cash foreign exchange loss of approximately $34.5 million due to a stronger U.S. to Canadian dollar spot rate ($1.3679) compared to March 31, 2024 ($1.3540).

For the six month period ended June 30, 2025, we recorded a mainly non-cash foreign exchange gain of approximately $117.1 million due to a weaker U.S. to Canadian dollar spot rate ($1.3608) compared to December 31, 2024 ($1.4384).

For the six month period ended June 30, 2024, we recorded a mainly non-cash foreign exchange loss of approximately $102.9 million due to a stronger U.S. to Canadian dollar spot rate ($1.3679) compared to December 31, 2023 ($1.3243).

The approximate amount of our revenue and certain expenses denominated in U.S. dollars, as a percentage of their overall balance, is summarized in the table below:

	Three months ended June 30, 2025	Six months ended June 30, 2025
Revenue	45.1%	46.5%
Operating expenses	49.4%	48.1%
Interest on our indebtedness	87.0%	90.4%

We use, from time to time, currency derivative instruments to hedge the foreign exchange risk on our U.S. dollar denominated indebtedness. Our policy is that we do not use derivative instruments for speculative purposes. As at June 30, 2025, we have no currency derivative instruments.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have (decreased) increased our net income (loss) as at June 30, 2025 by $129.2 million and increased (decreased) our other comprehensive income by $16.7 million. This would have also increased (decreased) our indebtedness by $146.0 million.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our cash and cash equivalents by $20.3 million, increased (decreased) our net income (loss) by $3.5 million and increased (decreased) our other comprehensive income (loss) by $16.9 million as at and for the six months ended June 30, 2025.

A five percent increase (decrease) in the value of the U.S. dollar against the Canadian dollar would have increased (decreased) our revenue and certain expenses for the three and six months ended June 30, 2024, as summarized in the table below:

($ millions)	Three months ended June 30, 2025	Six months ended June 30, 2025
Revenue	$2.4	$5.2
Operating expenses	$1.2	$2.5
Interest on our indebtedness	$2.5	$5.1

The sensitivity analyses above assume that all other variables remain constant.

Through our Telesat Canada U.S. dollar denominated indebtedness, we are exposed to foreign exchange fluctuations. The following table contains our existing U.S. dollar denominated indebtedness balances at the beginning of each respective period, which are net of our scheduled debt repayments, and based on the foreign exchange rate as at June 30, 2025.

($ millions, beginning of period)	Q3 2025	2026	2027	2028	2029
U.S. TLB Facility	$1,797.0	$1,797.0	$—	$—	$—
2027 Senior Unsecured Notes	289.9	289.9	289.9	—	—
2026 Senior Secured Notes	526.7	526.7	—	—	—
2027 Senior Secured Notes	306.2	306.2	306.2	—	—
U.S. dollar denominated debt balances	$2,919.7	$2,919.7	$596.1	$—	$—

Through our Telesat LEO Inc. Canadian dollar denominated indebtedness, we are exposed to foreign exchange fluctuations, as Telesat LEO Inc. has a functional currency other than Canadian dollars. The following table contains our existing and anticipated drawings on the Canadian dollar denominated indebtedness balances at the beginning of each respective period. The balances are net of our scheduled debt repayments.

($ millions, beginning of period)	Q3 2025	2026	2027	2028	2029	Thereafter
Lightspeed Financing Facilities	$349.5	$1,081.0	$1,945.7	$2,844.2	$2,832.5	$2,537.4

Interest Rate Risk

We are exposed to interest rate risk on our cash and short-term investments and on our indebtedness, a portion of the indebtedness which includes a variable interest rate. Changes in the interest rates could impact the amount of interest that we receive or are required to pay.

We use, from time to time, interest rate swaps to hedge the interest rate risk related to our indebtedness. Our policy is that we do not use derivative instruments for speculative purposes. As at June 30, 2025, we have no interest rate swaps.

If the interest rates on our variable rate debt increased (decreased) by 0.25%, the result would be a decrease (increase) of $1.4 and $2.6 million to our net income (loss) for three and six months ended June 30, 2025, excluding any impact from interest which would be capitalized against the Lightspeed constellation.

As at June 30, 2025, through our U.S. TLB Facility and our Lightspeed Financing Facilities we are exposed to interest rate fluctuations. The following table contains the balances at the beginning of each respective period, net of our scheduled repayments, and based on the foreign exchange rate as at June 30, 2025.

($ millions, beginning of period)	Q3 2025	2026	2027	2028	2029	Thereafter
U.S. TLB Facility	$1,797.0	$1,797.0	$—	$—	$—	$—
Lightspeed Financing Facilities(1)	349.5	1,081.0	1,945.7	2,844.2	2,832.5	2,537.4
Debt balances exposed to interest rate fluctuation	$2,146.5	$2,878.0	$1,945.7	$2,844.2	$2,832.5	$2,537.4

____________

(1)      The contractual cash flows for Telesat Lightspeed Financing include anticipated future drawings and mandatory repayments against the loan.

Guarantees

In the normal course of business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving sales of assets, sales of services, purchases and development of assets, securitization agreements and operating leases. The nature of almost all of these indemnifications prevents us from making a reasonable estimate of the maximum potential amount that we could be required to pay counterparties. As a result, we cannot determine how they could affect future liquidity, capital resources or our credit risk profile. We have not made any significant payments under these indemnifications in the past. For more information, see Note 22 of our unaudited interim condensed consolidated financial statements.

NON-IFRS ACCOUNTING STANDARDS MEASURES

Adjusted EBITDA

Adjusted EBITDA and Adjusted EBITDA margin are non-IFRS Accounting Standards measures. EBITDA is defined as “Earnings Before Interest, Taxes, Depreciation and Amortization.” Adjusted EBITDA is used by management to measure our financial performance. Adjusted EBITDA is defined as operating income (excluding certain operating expenses such as share-based compensation expenses and unusual and non-recurring items, including restructuring related expenses) before interest expense, taxes, depreciation and amortization. Adjusted EBITDA margin is used by management to measure our operating performance. Adjusted EBITDA margin is defined as the ratio of Adjusted EBITDA to revenue.

Adjusted EBITDA and Adjusted EBITDA margin are not standardized financial measures under IFRS Accounting Standards and might not be comparable to similar financial measures disclosed by other issuers. Adjusted EBITDA allows investors and us to compare our operating results with that of competitors exclusive of depreciation and amortization, interest and investment income, interest expense, taxes and certain other expenses. Financial results of competitors in the satellite services industry have significant variations that can result from timing of capital expenditures, the amount of intangible assets recorded, the differences in assets’ lives, the timing and amount of investments, the effects of other income (expense), and unusual and non-recurring items. The use of Adjusted EBITDA assists investors and us to compare operating results exclusive of these items. Competitors in the satellite services industry have significantly different capital structures. We believe that the use of Adjusted EBITDA improves comparability of performance by excluding interest expense.

We believe that the use of Adjusted EBITDA and the Adjusted EBITDA margin along with IFRS Accounting Standards financial measures enhances the understanding of our operating results and is useful to investors and us in comparing performance with competitors, estimating enterprise value and making investment decisions. Adjusted EBITDA and Adjusted EBITDA margin as used here may not be the same as similarly titled measures reported by competitors. Adjusted EBITDA and Adjusted EBITDA margin should be used in conjunction with IFRS Accounting Standards financial measures and are not presented as a substitute for cash flows from operations as a measure of our liquidity or as a substitute for net income (loss) as an indicator of our operating performance.

The following table provides a quantitative reconciliation of net income to Adjusted EBITDA and Adjusted EBITDA margin, each of which are non-IFRS Accounting Standards measures.

	Three Months Ended June 30,		Six Months Ended June 30,
($ millions)	2025	2024	2025	2024
Net income (loss)	$75.5	$129.3	$24.1	$76.9
Tax expense (recovery)	3.8	28.5	4.7	35.0
(Gain) loss on foreign exchange	(114.6)	34.5	(117.1)	102.9
(Gain) loss on changes in fair value of financial instruments	13.2	—	46.7	—
Interest and other income	(6.8)	(20.2)	(13.0)	(41.4)
Interest expense	53.6	61.9	110.3	126.4
Gain on repurchase of debt	(6.9)	(172.3)	(6.9)	(172.3)
Depreciation	25.9	31.6	51.8	68.0
Amortization	11.6	2.8	22.5	5.6
Other operating (gains) losses, net	0.1	—	(3.8)	—
Non-recurring compensation expenses(1)	0.8	1.1	1.2	1.4
Non-cash expense related to share-based compensation	2.4	6.0	5.6	11.4
Adjusted EBITDA	$58.7	$103.3	$126.1	$214.0

Revenue	$106.1	$152.4	$222.9	$304.6
Adjusted EBITDA Margin	55.3%	67.8%	56.6%	70.3%

____________

(1)      Includes severance payments, special compensation and benefits for executives and employees.

Adjusted EBITDA for Telesat Corporation for the three and six month periods ended June 30, 2025, decreased by $44.6 million and $88.0 million, respectively, when compared to the same periods in the prior year. The decreases were primarily due to a decrease in revenue, as discussed above.

Consolidated EBITDA for Covenant Purposes

Under the terms of the Credit Agreement for our Senior Secured Credit Facilities, we are required to comply with a senior secured leverage ratio maintenance covenant as well as with other financial ratio covenants that impact, among other items, our ability to incur debt and make dividend payments.

Our Credit Agreement limits, among other items, our ability to incur debt and make dividend payments if the total leverage ratio is above 4.50:1.00, with certain exceptions. We refer to this total leverage ratio as the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA for the purposes of our Senior Secured Credit Facilities.

In addition, there are restrictions of the incurrence of secured debt which is measured by a senior secured leverage ratio of 4.25:1.00, tested quarterly. We refer to this senior secured leverage ratio as the Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio.

Our Consolidated Earnings Before Interest, Taxes, Depreciation and Amortization for Covenant Purposes is defined as net income (loss) for Telesat Canada and Restricted Subsidiaries plus interest expense, net of cash interest income earned on cash and cash equivalents, depreciation expense, amortization expense, extraordinary losses and unusual and non-recurring charges, non-cash charges, any expenses or charges incurred in connection with any issuance of debt, any impairment charges or asset write off, foreign withholding taxes paid or accrued and non-cash charges related to share-based compensation expense. Additional sums which may be added include projected cost savings from an acquisition and lost revenue which may have been earned by satellites that have been subject to an insured loss. Deductions which are made in calculating Consolidated EBITDA for Covenant Purposes include extraordinary, non-recurring gains and losses and non-cash gains and losses.

Further adjustments are made to account for income from Unrestricted Subsidiaries, and currency gains and losses (including non-cash gains or losses on derivative contracts). Unrestricted Subsidiaries are (a) any Subsidiary of Telesat that is formed or acquired after the closing date of the Credit Agreement, provided that such Subsidiary is designated as an Unrestricted Subsidiary, and (b) any Restricted Subsidiary subsequently re-designated as an Unrestricted Subsidiary.

Consolidated EBITDA for Covenant Purposes is not a presentation made in accordance with IFRS Accounting Standards, is not a measure of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with IFRS Accounting Standards or (2) cash flows from operating activities determined in accordance with IFRS Accounting Standards. Additionally, Consolidated EBITDA for Covenant Purposes is not intended to be a measure of free cash flow for management’s discretionary use as it does not include certain cash requirements for such items as interest payments, tax payments and debt service requirements. We believe that the inclusion of Consolidated EBITDA for Covenant Purposes herein is appropriate to provide additional information concerning the calculation of the financial ratio maintenance covenant and other covenants on our Senior Secured Credit Facilities. Consolidated EBITDA for Covenant Purposes is a material component of these covenants. Non-compliance with the financial ratio maintenance covenant contained in our Senior Secured Credit Facilities could result in the requirement to immediately repay all amounts outstanding. This presentation of Consolidated EBITDA for Covenant Purposes is not comparable to other similarly titled measures of other companies because not all companies use identical calculations of EBITDA. We believe the disclosure of the calculation of Consolidated EBITDA for Covenant Purposes provides information that is useful to an investor’s understanding of our liquidity and financial flexibility.

The following is a reconciliation of net income (loss), which is an IFRS Accounting Standards measure of our operating results, to Consolidated EBITDA for Covenant Purposes, as defined in the Credit Agreement and the calculation of the ratio of Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes as defined in the Credit Agreement. The terms and related calculations are defined in the Credit Agreement, a copy of which is publicly available at https://www.sec.gov.

(in $ millions)	Twelve months ended June 30, 2025
Net income (loss)	$(355.3)
Impact of unrestricted subsidiaries	182.4
Consolidated income for Covenant Purposes	(172.9)
Plus:
Income taxes (Note 1)	(47.9)
Interest expense (Note 1)	206.9
Depreciation and amortization expense (Note 1)	136.4
Non-cash share-based compensation and pension expense (Note 1)	14.3
Other	15.3
Increased (decreased) by:
Impairment	267.0
Gain on repurchase of debt	(37.1)
Non-cash (gains) losses resulting from changes in foreign exchange rates (Note 1)	(7.3)
Consolidated EBITDA for Covenant Purposes	$374.6

____________

Note 1:      Adjustments for covenant purposes exclude certain specific expenses as defined in the Credit Agreement. As a result, these items in the covenant calculation do not reconcile to the financial statement line items.

Consolidated Total Secured Debt and Consolidated Debt for Covenant Purposes

Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes are non-IFRS Accounting Standards measures. We believe that the inclusion of Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes herein are appropriate to provide additional information concerning the calculation of the financial ratio maintenance and other covenants under our Senior Secured Credit Facilities and provides information that is useful to an investor’s understanding of our compliance with these financial covenants.

The following is a reconciliation of our Consolidated Total Debt for Covenant Purposes and Consolidated Total Secured Debt for Covenant Purposes to Indebtedness:

(in $ millions)	As at June 30, 2025
U.S. dollar denominated debt
Term Loan B U.S. Facility (US$)	$1,320.5
2027 Senior Unsecured Notes (US$)	213.0
2027 Senior Secured Notes (US$)	225.0
2026 Senior Secured Notes (US$)	387.0
2,145.6
Foreign exchange adjustment	774.1
Subtotal	2,919.7
Deferred financing costs and prepayment options	(0.9)
Indebtedness	$2,918.7
(in $ millions)
Indebtedness	$2,918.7
Adjustments for covenant purposes:
Deferred financing costs and prepayment options	0.9
Add: lease liabilities	30.2
Consolidated Total Debt	2,949.9
Less: Cash and cash equivalents (max. US$100 million)	(136.1)
Consolidated Total Debt for Covenant Purposes	$2,813.8
Consolidated Total Debt	$2,949.9
Less: Unsecured debt (2027 Senior Unsecured Notes)	(289.9)
Consolidated Total Secured Debt	2,660.0
Less: Cash and cash equivalents (max. US$100 million)	(136.1)
Consolidated Total Secured Debt for Covenant Purposes	$2,523.9

As at June 30, 2025, the Consolidated Total Debt for Covenant Purposes to Consolidated EBITDA ratio, for the purposes of our Senior Secured Credit Facilities was 7.51:1.00. The Consolidated Total Secured Debt to Consolidated EBITDA for Covenant Purposes ratio, for the purposes of our Senior Secured Credit Facilities, was 6.74:1.00

The consolidated EBITDA for covenant purposes for the Senior Secured Credit Facilities for the twelve months ended June 30, 2024 was $516.9 million. Detailed information of the calculation is included in Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Telesat Corporation Quarterly Report for the three and six month periods ended June 30, 2024 on Form 6-K furnished with the SEC on August 14, 2024, which can be obtained on the SEC website at https://www.sec.gov.

As at the date hereof, we are in compliance with our debt covenants.

Unaudited Interim Condensed Consolidating Financial Information

The unaudited interim condensed consolidating financial information reflects the investments, using the equity method of accounting, of Telesat in the Issuers, of the Issuers in their respective Guarantor and Non-Guarantor subsidiaries, and of the Guarantors in their Non-Guarantor subsidiaries.

Balances of Telesat Partnership are inclusive of balances associated with Telesat Partnership LP, Telesat CanHold Corporation, Telesat Can ULC, Loral Space & Communications Inc. and Loral Skynet Corporation.

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended June 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$83,094	$50,713	$546	$(28,247)	$106,106
Operating expenses	(480)	(242)	—	(51,208)	(10,660)	(16,213)	28,247	(50,556)
Depreciation	—	—	—	(3,210)	(20,598)	(918)	(1,188)	(25,914)
Amortization	—	—	—	(62)	(9,655)	(83)	(1,839)	(11,639)
Other operating gains (losses), net	—	—	—	(8)	(50)	889	(962)	(131)
Operating income (loss)	(480)	(242)	—	28,606	9,750	(15,779)	(3,989)	17,866
Income (loss) from equity investments	118,574	118,405	—	(66,722)	961	—	(171,218)	—
Interest expense	(26)	(43)	—	(50,355)	(4,641)	(244)	1,678	(53,631)
Gain on repurchase of debt	—	—	—	6,896	—	—	—	6,896
Interest and other income (expense)	39	61	—	41,539	780	4,490	(40,075)	6,834
Gain (loss) on change in fair value of financial instruments	—	—	—	—	—	(13,248)	—	(13,248)
Gain (loss) on foreign exchange	(192)	(89)	—	162,748	84	(47,941)	—	114,610
Income (loss) before income taxes	117,915	118,092	—	122,712	6,934	(72,722)	(213,604)	79,327
Tax (expense) recovery	—	482	—	(4,307)	123	(96)	—	(3,798)
Net income (loss)	$117,915	$118,574	$—	$118,405	$7,057	$(72,818)	$(213,604)	$75,529

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended June 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$117,915	$118,574	$—	$118,405	$7,057	$(72,818)	$(213,604)	$75,529
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	663	(432)	—	(14,912)	1,538	(118,410)	(109,491)	(241,044)
Other comprehensive income (loss) from equity investments	(132,216)	(131,784)	—	(116,872)	(33,994)	—	414,866	—
Other comprehensive income (loss)	(131,553)	(132,216)	—	(131,784)	(32,456)	(118,410)	305,375	(241,044)
Total comprehensive income (loss)	$(13,638)	$(13,642)	$—	$(13,379)	$(25,399)	$(191,228)	$91,771	$(165,515)

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the six months ended June 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$175,225	$123,879	$2,280	$(78,529)	$222,855
Operating expenses	(1,922)	(469)	—	(125,113)	(20,250)	(34,373)	78,529	(103,598)
Depreciation	—	—	—	(6,474)	(42,346)	(1,576)	(1,427)	(51,823)
Amortization	—	—	—	(122)	(18,589)	(168)	(3,659)	(22,538)
Other operating gains (losses), net	—	—	—	3,942	(50)	889	(962)	3,819
Operating income (loss)	(1,922)	(469)	—	47,458	42,644	(32,948)	(6,048)	48,715
Income (loss) from equity investments	70,566	71,205	—	(82,558)	1,175	—	(60,388)	—
Interest expense	(54)	(87)	—	(103,727)	(8,735)	(340)	2,648	(110,295)
Gain on repurchase of debt	—	—	—	6,896	—	—	—	6,896
Interest and other income (expense)	50	109	—	43,855	1,362	8,637	(40,971)	13,042
Gain (loss) on change in fair value of financial instruments	—	—	—	—	—	(46,660)	—	(46,660)
Gain (loss) on foreign exchange	(197)	(88)	—	162,524	280	(45,429)	—	117,090
Income (loss) before income taxes	68,443	70,670	—	74,448	36,726	(116,740)	(104,759)	28,788
Tax (expense) recovery	—	(104)	—	(3,243)	(1,249)	(120)	—	(4,716)
Net income (loss)	$68,443	$70,566	$—	$71,205	$35,477	$(116,860)	$(104,759)	$24,072

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the six months ended June 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$68,443	$70,566	$—	$71,205	$35,477	$(116,860)	$(104,759)	$24,072
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	664	(433)	—	(14,829)	2,502	(118,126)	(109,070)	(239,292)
Other comprehensive income (loss) from equity investments	(130,886)	(130,453)	—	(115,624)	(33,856)	—	410,819	—
Other comprehensive income (loss)	(130,222)	(130,886)	—	(130,453)	(31,354)	(118,126)	301,749	(239,292)
Total comprehensive income (loss)	$(61,779)	$(60,320)	$—	$(59,248)	$4,123	$(234,986)	$196,990	$(215,220)

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the three months ended June 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$114,701	$76,205	$9,247	$(47,720)	$152,433
Operating expenses	123	(312)	—	(69,458)	(16,462)	(17,894)	47,720	(56,283)
Depreciation	—	—	—	(2,856)	(22,558)	(451)	(5,779)	(31,644)
Amortization	—	—	—	(61)	(646)	(82)	(2,019)	(2,808)
Other operating gains (losses), net	—	—	—	(33)	—	—	—	(33)
Operating income (loss)	123	(312)	—	42,293	36,539	(9,180)	(7,798)	61,665
Income (loss) from equity investments	211,074	211,512	—	37,909	538	—	(461,033)	—
Interest expense	(27)	(107)	—	(59,350)	(3,246)	(1)	789	(61,942)
Gain on repurchase of debt	—	—	—	172,322	—	—	—	172,322
Interest and other income (expense)	10	45	—	76,608	2,194	16,298	(74,918)	20,237
Gain (loss) on foreign exchange	6	12	—	(33,108)	(127)	(1,260)	—	(34,477)
Income (loss) before income taxes	211,186	211,150	—	236,674	35,898	5,857	(542,960)	157,805
Tax (expense) recovery	—	(76)	—	(25,162)	(1,654)	(1,654)	—	(28,546)
Net income (loss)	$211,186	$211,074	$—	$211,512	$34,244	$4,203	$(542,960)	$129,259

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the three months ended June 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$211,186	$211,074	$—	$211,512	$34,244	$4,203	$(542,960)	$129,259
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(82)	58	—	1,651	1,698	21,576	20,425	45,326
Other comprehensive income (loss) from equity investments	24,983	24,925	—	23,274	(6,044)	—	(67,138)	—
Other comprehensive income (loss)	24,901	24,983	—	24,925	(4,346)	21,576	(46,713)	45,326
Total comprehensive income (loss)	$236,087	$236,057	$—	$236,437	$29,898	$25,779	$(589,673)	$174,585

Unaudited Interim Condensed Consolidating Statements of Income (Loss)
For the six months ended June 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Revenue	$—	$—	$—	$232,404	$157,192	$14,002	$(98,990)	$304,608
Operating expenses	(527)	(601)	—	(139,289)	(28,572)	(33,396)	98,990	(103,395)
Depreciation	—	—	—	(6,219)	(54,283)	(1,291)	(6,246)	(68,039)
Amortization	—	—	—	(121)	(1,306)	(163)	(4,041)	(5,631)
Other operating gains (losses), net	—	—	—	(18)	—	—	—	(18)
Operating income (loss)	(527)	(601)	—	86,757	73,031	(20,848)	(10,287)	127,525
Income (loss) from equity investments	161,820	163,873	—	73,062	885	—	(399,640)	—
Interest expense	(54)	(211)	—	(121,066)	(6,515)	(2)	1,476	(126,372)
Gain on repurchase of debt	—	—	—	172,322	—	—	—	172,322
Interest and other income (expense)	18	87	—	79,883	4,131	32,770	(75,524)	41,365
Gain (loss) on foreign exchange	—	39	—	(100,046)	(187)	(2,696)	—	(102,890)
Income (loss) before income taxes	161,257	163,187	—	190,912	71,345	9,224	(483,975)	111,950
Tax (expense) recovery	—	(1,367)	—	(27,039)	(3,062)	(3,560)	—	(35,028)
Net income (loss)	$161,257	$161,820	$—	$163,873	$68,283	$5,664	$(483,975)	$76,922

Unaudited Interim Condensed Consolidating Statements of Comprehensive Income (Loss)
For the six months ended June 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Net income (loss)	$161,257	$161,820	$—	$163,873	$68,283	$5,664	$(483,975)	$76,922
Other comprehensive income (loss)
Items that may be reclassified into profit or loss
Foreign currency translation adjustments	(230)	215	—	5,259	5,653	85,847	44,337	141,081
Other comprehensive income (loss) from equity investments	96,974	96,759	—	91,500	(38,702)	—	(246,531)	—
Other comprehensive income (loss)	96,744	96,974	—	96,759	(33,049)	85,847	(202,194)	141,081
Total comprehensive income (loss)	$258,001	$258,794	$—	$260,632	$35,234	$91,511	$(686,169)	$218,003

Unaudited Interim Condensed Consolidating Balance Sheets
As at June 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalent	$6,614	$5,355	$—	$178,989	$36,431	$319,997	$—	$547,386
Trade and other receivables	1,128	—	—	22,612	7,275	19,839	—	50,854
Other current financial assets	—	55	—	1,097	190	5	(936)	411
Intercompany receivables	9,292	1	—	226,378	32,339	120	(268,130)	—
Current income tax recoverable	—	3,585	—	14,915	1,320	731	(35)	20,516
Prepaid expenses and other current assets	379	—	—	5,649	3,136	245,690	(1,670)	253,184
Total current assets	17,413	8,996	—	449,640	80,691	586,382	(270,771)	872,351
Satellites, property and other equipment	—	—	—	76,614	406,384	1,997,454	5,451	2,485,903
Deferred tax assets	—	—	—	—	12,602	—	(9,251)	3,351
Other long-term financial assets	—	12,243	—	39,779	4,482	87	(41,670)	14,921
Long-term income tax recoverable	—	—	—	6,993	—	—	—	6,993
Other long-term assets	—	—	—	99,845	—	300,815	—	400,660
Intangible assets	—	—	—	1,192	344,937	178,428	(54,346)	470,211
Investment in affiliates	277,670	348,071	—	2,437,711	145,294	—	(3,208,746)	—
Goodwill	—	—	—	549,162	—	—	1,950,730	2,499,892
Total assets	$295,083	$369,310	$—	$3,660,936	$994,390	$3,063,166	$(1,628,603)	$6,754,282

Liabilities
Trade and other payables	$29	$54	$—	$18,172	$5,515	$66,220	$—	$89,990
Other current financial liabilities	55	—	—	21,359	3,855	—	(936)	24,333
Intercompany payables	2,668	155	—	38,368	224,199	2,740	(268,130)	—
Income taxes payable	—	—	—	—	537	591	(35)	1,093
Other current liabilities	—	—	—	35,943	21,491	496	(1,670)	56,260
Total current liabilities	2,752	209	—	113,842	255,597	70,047	(270,771)	171,676
Long-term indebtedness	—	—	—	2,918,847	—	267,923	—	3,186,770
Deferred tax liabilities	—	—	—	145,557	—	26,245	(6,699)	165,103
Other long-term financial liabilities	12,243	197	—	18	40,544	663,844	(41,670)	675,176
Other long-term liabilities	—	2,889	—	116,591	146,474	10,406	—	276,360
Total liabilities	14,995	3,295	—	3,294,855	442,615	1,038,465	(319,140)	4,475,085
Shareholders’ equity	280,088	366,015	—	366,081	551,775	2,024,701	(1,309,463)	2,279,197
Total liabilities and shareholders’ equity	$295,083	$369,310	$—	$3,660,936	$994,390	$3,063,166	$(1,628,603)	$6,754,282

Unaudited Interim Condensed Consolidating Balance Sheets
As at December 31, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Assets
Cash and cash equivalents	$895	$4,998	$—	$150,425	$59,066	$336,680	$—	$552,064
Trade and other receivables	1,128	—	—	34,557	16,769	106,476	—	158,930
Other current financial assets	—	4	—	228	333	6	(6)	565
Intercompany receivables	2,017	—	—	237,804	12,885	284	(252,990)	—
Current income tax recoverable	—	1,817	—	26,602	823	526	(515)	29,253
Prepaid expenses and other current assets	—	—	—	4,735	6,716	273,836	(4,827)	280,460
Total current assets	4,040	6,819	—	454,351	96,592	717,808	(258,338)	1,021,272
Satellites, property and other equipment	—	—	—	81,255	467,204	1,721,521	7,163	2,277,143
Deferred tax assets	—	—	—	—	12,837	—	(9,778)	3,059
Other long-term financial assets	—	8,464	—	48,301	4,537	81	(51,616)	9,767
Long-term income tax recoverable	—	—	—	6,993	—	—	—	6,993
Other long-term assets	—	—	—	99,987	—	416,520	—	516,507
Intangible assets	—	—	—	362	363,320	188,774	(54,990)	497,466
Investment in affiliates	388,133	471,533	—	2,719,014	53,309	—	(3,631,989)	—
Goodwill	—	—	—	549,162	—	—	2,063,810	2,612,972
Total assets	$392,173	$486,816	$—	$3,959,425	$997,799	$3,044,704	$(1,935,738)	$6,945,179

Liabilities
Trade and other payables	$39	$5	$—	$21,409	$7,132	$129,691	$—	$158,276
Other current financial liabilities	4	—	—	23,461	3,024	—	(6)	26,483
Intercompany payables	312	367	—	10,259	236,319	5,733	(252,990)	—
Income taxes payable	—	5,851	—	—	—	577	(515)	5,913
Other current liabilities	—	—	—	38,734	31,234	766	(4,828)	65,906
Total current liabilities	355	6,223	—	93,863	277,709	136,767	(258,339)	256,578
Long-term indebtedness	—	—	—	3,096,615	—	—	—	3,096,615
Deferred tax liabilities	—	—	—	156,000	—	27,742	(8,198)	175,544
Other long-term financial liabilities	8,464	209	—	19	56,345	617,135	(51,616)	630,556
Other long-term liabilities	—	3,217	—	123,382	160,800	1,782	—	289,181
Total liabilities	8,819	9,649	—	3,469,879	494,854	783,426	(318,153)	4,448,474
Total shareholders’ equity	383,354	477,167	—	489,546	502,945	2,261,278	(1,617,585)	2,496,705
Total liabilities and shareholders’ equity	$392,173	$486,816	$—	$3,959,425	$997,799	$3,044,704	$(1,935,738)	$6,945,179

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2025

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$68,443	$70,566	$—	$71,205	$35,477	$(116,860)	$(104,759)	$24,072
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	6,474	42,346	1,576	1,427	51,823
Amortization	—	—	—	122	18,589	168	3,659	22,538
Tax expense (recovery)	—	104	—	3,243	1,249	120	—	4,716
Interest expense	54	87	—	103,727	8,735	340	(2,648)	110,295
Interest income	(50)	(95)	—	(5,593)	(1,498)	(8,707)	2,648	(13,295)
(Gain) loss on foreign exchange	197	88	—	(162,524)	(280)	45,429	—	(117,090)
Gain (loss) on change in fair value of financial instruments	—	—	—	—	—	46,660	—	46,660
Share-based compensation	447	—	—	4,769	586	(210)	—	5,592
(Income) loss from equity investments	(70,566)	(71,205)	—	82,558	(1,175)	—	60,388	—
(Gain) loss on disposal of assets	—	—	—	(3,942)	50	(889)	962	(3,819)
Gain on repurchase of debt	—	—	—	(6,896)	—	—	—	(6,896)
Deferred revenue amortization	—	—	—	(7,471)	(21,712)	—	—	(29,183)
Pension expense	—	271	—	1,485	—	972	—	2,728
Other	—	—	—	428	1,959	—	—	2,387
Income taxes paid, net of income taxes received	—	(7,585)	—	(117)	(1,338)	(921)	—	(9,961)
Interest paid, net of interest received	(3)	95	—	(97,613)	(1,725)	8,088	—	(91,158)
Operating assets and liabilities	7,330	3,276	—	27,311	(21,475)	100,847	(8,442)	108,847
Net cash from (used in) operating activities	5,852	(4,398)	—	17,166	59,788	76,613	(46,765)	108,256

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2025 — (Continued)

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	—	—	(347,267)	—	(347,267)
Cash payments related to property and other equipment	—	—	—	(1,929)	(76)	(67,940)	—	(69,945)
Net proceeds from disposal of assets	—	—	—	4,500	—	—	—	4,500
Return of capital to shareholder	—	5,000	—	40,566	—	—	(45,566)	—
Net cash (used in) generated from investing activities	—	5,000	—	43,137	(76)	(415,207)	(45,566)	(412,712)
Cash flows (used in) generated from financing activities
Proceeds from indebtedness	—	—	—	—	—	340,000	—	340,000
Repurchase of indebtedness	—	—	—	(4,501)	—	—	—	(4,501)
Payments of principal on lease liabilities	—	—	—	(738)	(289)	(525)	—	(1,552)
Satellite performance incentive payments	—	—	—	—	(1,204)	—	—	(1,204)
Tax withholdings on settlement on restricted and performance share units	—	—	—	(7,428)	(491)	(406)	—	(8,325)
Dividends paid	—	—	—	(8,381)	(38,384)	—	46,765	—
Return of capital to shareholder	—	—	—	(5,000)	(40,566)	—	45,566	—
Net cash (used in) generated from financing activities	—	—	—	(26,048)	(80,934)	339,069	92,331	324,418
Effect of changes in exchange rate on cash and cash equivalent	(133)	(245)	—	(5,691)	(1,413)	(17,158)	—	(24,640)
Changes in cash and cash equivalents	5,719	357	—	28,564	(22,635)	(16,683)	—	(4,678)
Cash and cash equivalents, beginning of period	895	4,998	—	150,425	59,066	336,680	—	552,064
Cash and cash equivalents, end of period	$6,614	$5,355	$—	$178,989	$36,431	$319,997	$—	$547,386

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2024

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows from (used in) operating activities
Net income (loss)	$161,257	$161,820	$—	$163,873	$68,283	$5,664	$(483,975)	$76,922
Adjustment to reconcile net income (loss) to cash flows from operating activities
Depreciation	—	—	—	6,219	54,283	1,291	6,246	68,039
Amortization	—	—	—	121	1,306	163	4,041	5,631
Tax expense (recovery)	—	1,367	—	27,039	3,062	3,560	—	35,028
Interest expense	54	211	—	121,066	6,515	2	(1,476)	126,372
Interest income	(18)	(86)	—	(4,980)	(4,249)	(32,603)	1,420	(40,516)
(Gain) loss on foreign exchange	—	(39)	—	100,046	187	2,696	—	102,890
Share-based compensation	—	—	—	9,831	1,622	(10)	—	11,443
(Income) loss from equity investments	(161,820)	(163,873)	—	(73,062)	(885)	—	399,640	—
(Gain) loss on disposal of assets	—	—	—	18	—	—	—	18
Gain on repurchase of debt	—	—	—	(172,322)	—	—	—	(172,322)
Deferred revenue amortization	—	—	—	(11,629)	(15,732)	—	—	(27,361)
Pension expense	—	353	—	2,468	—	—	—	2,821
Other	—	—	—	(788)	3,799	—	—	3,011
Income taxes paid, net of income taxes received	—	(80)	—	(15,543)	(1,395)	(3,828)	—	(20,846)
Interest paid, net of interest received	(36)	86	—	(114,085)	3,800	34,715	—	(75,520)
Government grant received	—	—	—	—	—	1,085	—	1,085
Operating assets and liabilities	1,389	(451)	—	(165,118)	(3,005)	138,165	(190)	(29,210)
Net cash from (used in) operating activities	826	(692)	—	(126,846)	117,591	150,900	(74,294)	67,485

Unaudited Interim Condensed Consolidating Statements of Cash Flows
For the six months ended June 30, 2024 — (Continued)

(in thousands of $)	Telesat Corporation	Telesat Partnership	Telesat LLC	Telesat Canada	Guarantor subsidiaries	Non- guarantor subsidiaries	Adjustments	Consolidated
Cash flows (used in) generated from investing activities
Cash payments related to satellite programs	—	—	—	—	—	(188,250)	—	(188,250)
Cash payments related to property and other equipment	—	—	—	(1,842)	(242)	(29,641)	—	(31,725)
Purchase of intangible assets	—	—	—	—	(52)	—	—	(52)
Government grant received	—	—	—	—	—	109	—	109
Return of capital to shareholder	—	—	—	77,990	—	—	(77,990)	—
Net cash (used in) generated from investing activities	—	—	—	76,148	(294)	(217,782)	(77,990)	(219.918)

Cash flows (used in) generated from financing activities
Repurchase of indebtedness	—	—	—	(128,498)	—	—	—	(128,498)
Payments of principal on lease liabilities	—	—	—	(768)	(323)	(176)	—	(1,267)
Satellite performance incentive payments	—	—	—	(1,136)	(694)	—	—	(1,830)
Tax withholdings on settlement on restricted and performance share units	—	—	—	(5,016)	(349)	(31)	—	(5,396)
Dividends paid	—	—	—	—	(74,294)	—	74,294	—
Return of capital to shareholder	—	—	—	—	(77,990)	—	77,990	—
Net cash (used in) generated from financing activities	—	—	—	(135,418)	(153,650)	(207)	152,284	(136,991)
Effect of changes in exchange rate on cash and cash equivalent	23	254	—	5,645	2,101	39,550	—	47,573
Changes in cash and cash equivalents	849	(438)	—	(180,471)	(34,252)	(27,539)	—	(241,851)
Cash and cash equivalents, beginning of period	708	7,800	—	280,859	140,561	1,239,161	—	1,669,089
Cash and cash equivalents, end of period	$1,557	$7,362	$—	$100,388	$106,309	$1,211,622	$—	$1,427,238

CURRENT SHARE INFORMATION

The number of shares and stated value of the outstanding Class A common shares and Class B variable voting shares (“Telesat Public shares”), and Class C fully voting shares and Class C limited voting shares (together, the “Class C shares”) as at June 30, 2025, were as follows:

	Number of shares	Stated value
Telesat Public shares	14,682,322	$62,086
Class C shares	112,841	6,340
	14,795,163	$68,426

The breakdown of the number of shares of Telesat Public Shares, as at June 30, 2025, was as follows:

Telesat Public shares
Class A Common shares	3,607,757
Class B Variable Voting shares	11,074,565
Total Telesat Public shares	14,682,322

The split between the Class A Common shares and Class B Variable Voting shares in the table above is based on information available to the Company as at June 30, 2025.

In addition, we have one Class A Special Voting Share, one Class B Special Voting Share, one Class C Special Voting Share and one Golden Share outstanding, each with a nominal stated value as at June 30, 2025.

The number of outstanding stock options, restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”) issued under our Omnibus Plan and Historic Plan as at June 30, 2025 were as follows:

	Historic Plan	Omnibus Plan
Stock Options	52,628	734,610
RSUs with time criteria	—	731,494
RSUs with time and performance criteria	124,080	—
PSUs with time and performance criteria	—	541,315
DSUs	—	212,883
	176,708	2,220,302

Each of the foregoing securities can be settled or exercised, as applicable, for Telesat Public Shares.

During the six months ended June 30, 2025, 443,485 RSUs were settled for 223,671 Telesat Public Shares, on a net settlement basis.

During the six months ended June 30, 2025, 187,349 PSUs were settled for an 103,678 Telesat Public Shares, on a net settlement basis.

During the six months ended June 30, 2025, 252,079 Telesat Public Shares were issued in exchange for an equal number of Limited Partnership units (“LP Units”) in Telesat Partnership LP (the “Partnership”).

During the six months ended June 30, 2025, 22,884 stock options were exercised in exchange for an equal number of Telesat Public Shares.

The number and stated value of the outstanding limited partnership units issued by the Partnership as at June 30, 2025, were as follows:

	Number of units	Stated value
Class A and Class B LP Units	18,069,713	$49,451
Class C LP Units	18,098,362	38,893
	36,168,075	$88,344

On consolidation into Telesat Corporation, the stated value of the LP Units is included in non-controlling interest.

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”) requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as at the date of the financial statements, and the amounts of revenue and expenses reported for the year. Actual results could differ from these estimates under different assumptions and conditions. For more details on these estimates, refer to Note 4 of our audited consolidated financial statements for the year ended December 31, 2024.

Orbital Slot Intangible Assets

Prior to January 1, 2025, our accounting estimates concerning the appropriate useful economic lives of GEO orbital slots have been that they have indefinite lives as it was expected, with a relatively high level of certainty, that we would maintain continued occupancy of an assigned GEO orbital slot either during the operational life of an existing orbiting satellite or upon replacement by a new satellite once the operational life of the existing orbiting satellite is over.

To respond to market dynamics, we are focused on developing our constellation of LEO satellites. A large part of our current and future capital expenditures are expected to be related to this constellation. In light of market developments, the number of occupied operational GEO orbital slots is likely to decline over time, and we no longer believe that the existing GEO orbital slots will continue to be utilized for an indefinite period of time.

As a result, we have updated our estimates in this area such that all GEO orbital slots are now presented as finite life assets. For those orbital slots which were formerly presented as indefinite life assets, their residual carrying values will generally be amortized over the remaining life of the on-station satellite operating at that orbital position in accordance with the provisions of International Accounting Standard 38, Intangible Assets (“IAS 38”). Where more than one satellite is co-located at one position then the latest end of life amongst those satellites is used. Where the likelihood of procuring a new or replacement satellite is probable, we calculate the end of life of that uncommitted replacement and apply it in computing the amortization life of the relevant orbital slot. The useful lives applied in the amortization of orbital slots range from 1 to 34 years.

This change in accounting estimate regarding the useful lives of the orbital slots has been accounted for prospectively, beginning on January 1, 2025.

The critical accounting judgements and estimates used in the application of our accounting policies are consistent with those outlined in Note 4 of the consolidated financial statements for the year ended December 31, 2024, apart from those outlined above related to the amortization of orbital slot intangible assets.

ACCOUNTING STANDARDS

Future Changes in Accounting Policies

The IASB periodically issues new and amended accounting standards. The new and amended standards determined to be applicable to us are disclosed below. The remaining new and amended standards have been excluded as they are not applicable.

IFRS 18, Presentation and Disclosures in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosures in Financial Statements (“IFRS 18”) with the aim of improving companies’ reporting of financial performance and give investors a better basis for analyzing and comparing companies.

IFRS 18 introduces three new sets of requirements:

1)      Improved comparability in the statement of profit or loss (income statement) which introduces three defined categories for income and expenses: operating, investing and financing. These changes would require all companies to use the same structure of the income statement, provide new defined subtotals, including operating profit.

2)      Enhanced transparency of management-defined performance measures which would require companies to disclose explanations of those company specific measures that are related to the income statement.

3)      More useful grouping of information in the financial statements which provides enhanced guidance on how to organize information and whether to provide it in the primary financial statements or in the notes.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

We are currently evaluating the impact of this new standard.

Item 3.       Quantitative and Qualitative Disclosures About Market Risk

See Item. 2 Management’s Discussion and Analysis of Financial Condition and Results of Operations, and the section “Market Risk”.

PART II. OTHER INFORMATION

Item 1.       Legal Proceedings

We discuss certain legal proceedings in Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC, in the section titled “Legal Proceedings”. We refer the reader to that discussion for information concerning those proceedings. There have been no material developments in those proceedings since the filing of that report.

Item 1A.    Risk Factors

Our business and operations are subject to a significant number of known and unknown risks and uncertainties. The most significant of the known risks are summarized in, and the reader’s attention is directed to, the section titled “Risk Factors” of Telesat Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025. There have been no material changes to the risk factors since the filing of those reports.

Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially adversely affect our business, financial condition or operating results.

Item 2.       Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.       Defaults Upon Senior Securities

None.

Item 4.       Reserved

Item 5.       Other Information

None.

Item 6.       Exhibits

None.